Exhibit 99.2

i

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Canadian Pacific Railway Limited will be held at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Mountain Time) on Friday, May 11, 2007, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2006, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 22, 2007, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the board of directors,

Donald F. Barnhardt
Corporate Secretary

Calgary, Alberta
March 2, 2007

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

MANAGEMENT PROXY CIRCULAR

GLOSSARY OF TERMS

In this management proxy circular the following terms shown in quotation marks are defined as set forth below.
“Audit Committee”	Audit, Finance and Risk Management Committee of the CPRL board of directors
“Basic Pension Plan”	CPRC’s Pension Plan
“CEO”	President and Chief Executive Officer of CPRL
“CFO”	Executive Vice-President and Chief Financial Officer of CPRL
“Circular”	CPRL’s Management Proxy Circular
“Comparator Group”	Large autonomous Canadian companies with annual revenues exceeding $1 billion
“Compensation Committee”	Management Resources and Compensation Committee of the CPRL board of directors
“Computershare”	Computershare Investor Services Inc.
“Corporation”	Canadian Pacific Railway Limited
“CPR”	CPRL and its direct and indirect subsidiaries, including CPRC
“CPRC”	Canadian Pacific Railway Company
“CPRL”	Canadian Pacific Railway Limited
“DSOP”	CPRL’s Directors’ Stock Option Plan
“DSU Plan”	CPRL’s Directors’ Deferred Share Unit Plan
“DSUs”	Deferred Share Units
“Employee Shares”	Shares held by CPR employees under the ESPP
“Environment & Safety Committee”	Health, Safety, Security and Environment Committee of the CPRL board of directors
“ESPP”	CPRL’s Employee Share Purchase Plan
“Exchange Act”	United States Securities Exchange Act of 1934, as amended
“Executive DSU Plan”	CPRL’s Senior Executives’ Deferred Share Unit Plan
“Executive Officers”	Officers of CPR at the level of Vice-President and above
“Georgeson”	Georgeson Shareholder Communications Canada
“Governance and Nominating Committee”	Corporate Governance and Nominating Committee of CPRL board of directors
“Governance Guidelines”	National Instrument 58-101 and National Policy 58-201
“MD&A”	Management’s Discussion and Analysis
“Meeting”	CPRL annual meeting of shareholders to be held on May 11, 2007
“MSOIP”	CPRL’s Management Stock Option Incentive Plan
“Named Executive Officers” or “NEOs”	Executive Officers named in the Summary Compensation Table of this Circular
“Notice”	Notice of the Meeting
“NYSE”	New York Stock Exchange
“NYSE Standards”	NYSE corporate governance standards
“Option” or “Options”	CPRL stock options
“Pension Committee”	Pension Committee of the CPRL board of directors
“Performance Incentive Plan”	Canadian Pacific Railway Performance Incentive Plan
“Record Date”	March 22, 2007
“SARs”	Share appreciation rights
“SEC”	United States Securities and Exchange Commission
“Shares”	CPRL common shares
“SOA”	United States Sarbanes-Oxley Act of 2002
“Sr. VP”	Senior Vice-President of CPRC
“Supplemental Pension Plan”	Canadian Pacific Railway’s Executive Supplemental Pension Plan
“TSX”	Toronto Stock Exchange
“VP”	Vice-President of CPRC

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting to be held on May 11, 2007, at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, for the purposes set out in the accompanying Notice.

The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $33,500 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of March 2, 2007, and all dollar amounts used in this document are in Canadian dollars.

INFORMATION ON VOTING

Voting Shares and Principal Shareholders

At March 2, 2007, there were 155,527,229 Shares outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information at March 2, 2007, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, ten per cent or more of the outstanding Shares.

Record Date and Provisions Relating to Voting

The board of directors of CPRL has fixed March 22, 2007, as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Appointment of Proxyholders

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the election of the persons nominated for election as directors as set forth in this Circular and FOR the appointment of PricewaterhouseCoopers LLP as auditors.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.

Employee Shares held under the ESPP are registered in the name of HSBC Securities (Canada) Inc., and held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form from the Corporation’s agent, Computershare.

Employee Shares will be voted in accordance with the instructions received from the employee, being the beneficial owner of the Employee Shares. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific Railway, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the election of directors and the appointment of auditors.

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2006, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to Canadian registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of CPRL upon request. The Annual Report is also available on line at www.cpr.ca.

2.	ELECTION OF DIRECTORS

CPRL’s governing documents provide for the board of directors to consist of a minimum of five and a maximum of 20 directors.

The role of CPRL’s Governance Committee in identifying and recommending qualified director nominees is described under “Nomination of Directors” on page 46.

A description of CPRL’s directors’ education program is outlined under “Orientation and Continuing Education of Directors” on page 46.

CPRL’s Corporate Governance Principles and Guidelines provide that if, in an uncontested election of directors, a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, he or she shall promptly, following the certification of the shareholder vote, submit his or her resignation to the board of directors. The Governance and Nominating Committee shall consider the offer of resignation and recommend to the board of directors whether it should accept such a resignation. The board of directors is required to act on the recommendation within 90 days of the certification of the shareholder vote and will publicly disclose its decision.

Dr. J.R. Nininger will retire at the close of the Meeting, having attained the retirement age for directors of 70 years under the terms of the Corporation’s General By-Law.

The terms of office of each of the remaining current directors will expire at the close of the Meeting and all are proposed for nomination as directors. Shareholders will be asked to elect the remaining current directors and Ms. Krystyna T. Hoeg, who is standing for election for the first time, to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.

The persons proposed for nomination are, in the opinion of the board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CPR who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.

The board has established the following committees: Audit, Governance and Nominating, Environment & Safety, Compensation and Pension. The board does not have an Executive committee.

Nominees for Election to the Board of Directors

The table below provides the nominees’ names, ages, business experience, qualifications and other information relevant to their CPRL directorship.

Stephen E. Bachand(a)	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Ponte Vedra, Florida	68	October 2001	3,129	22,178	16,000

CPRL Board Details: • Committee Chair: Compensation • Committee memberships: Governance and Nominating, Compensation and Pension • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Bachand is the Retired President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hardgoods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is a director of the Bank of Montreal. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

John E. Cleghorn, O.C., F.C.A.(b)	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Toronto, Ontario	65	October 2001	12,000	11,179	16,000

CPRL Board Details:
•  Chairman of the Board
•  Committee Chair: Governance and Nominating
•  Committee memberships: Governance and Nominating
•  Independent
•  Attendance: Board and committee meetings 100%(e)
	Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation and SNC-Lavalin Group Inc., an international engineering and construction firm. He has held the latter position since May 2002. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is a director of Molson Coors Brewing Company. He is a Member of the Desautels Faculty of Management International Advisory Board and Governor Emeritus of McGill University, Governor of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of Atlantic Salmon Federation. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

Tim W. Faithfull	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Oxford, Oxfordshire, England	62	December 2003	1,460	13,693	0

CPRL Board Details: • Committee memberships: Governance and Nominating, Environment & Safety and Compensation • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with a B.A. in Philosophy, Politics and Economics and is an alumnus of the London Business School (Senior Executive Program).

Frederic J. Green	Age	Director since	Shares(c)	DSUs(c)	Options

Calgary, Alberta	50	May 2006	13,080	42,510	487,600

CPRL Board Details: • Committee memberships: N/A • As CPRL’s CEO, Mr. Green is not independent of the Corporation • Attendance: Board 100%(e)	Mr. Green is the President and Chief Executive Officer of the Corporation and CPRC, a position that he has held since May 2006. Since 1996, he has held several senior positions at CPR including: President and Chief Operation Officer of the Corporation and CPRC, Executive Vice-President and Chief Operating Officer of the Corporation and CPRC, Executive Vice-President, Marketing and Operations, CPRC, Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is a director and officer of a number of CPR companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. He is also a director of TTX Company, a provider of railcars in pool service for use on railroads in North America and is Chair of the Railway Association of Canada. He graduated from Concordia University in Montreal with a B.Com.

Krystyna T. Hoeg, CA	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Toronto, Ontario	56		0	0	0

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from 1996 to 2007. She is a director of Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also a member of the Advisory Board, Woodrow Wilson Center Canada Institute. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

Ms. Hoeg is independent of the Corporation.

The Honourable John P. Manley(b)	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Ottawa, Ontario	57	May 2006	0	3,212	0

CPRL Board Details: • Committee memberships: Audit, Governance and Nominating and Pension • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Manley is a senior counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce and a director and Board Chair of Optosecurity Inc. (a private company). In addition Mr. Manley serves on the boards of the University of Waterloo, MaRS (not-for-profit corporation founded by leaders from the business and public sectors to improve commercial outcomes from Canada’s foundation of science and technology innovation), National Arts Center Foundation and CARE Canada. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, which was responsible for reviewing the state of the energy system of Ontario, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.

Linda J. Morgan(b)	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Bethesda, Maryland	54	May 2006	0	3,360	0

CPRL Board Details: • Committee memberships: Governance and Nominating, Environment & Safety and Compensation • Independent • Attendance: Board and committee meetings 100%(e)	Ms. Morgan is chair of the Transportation Practice Group at Covington & Burling LLP, a United States based international law firm. She has held that position since September 2003. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B., Georgetown University Law Centre with an J.D., and has completed the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Madeleine Paquin	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Montreal, Quebec	45	October 2001	100	10,031	16,000

CPRL Board Details: • Committee memberships: Audit, Governance and Nominating, and Environment & Safety • Independent • Attendance: Board and committee meetings 100%(e)	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

Michael E.J. Phelps, O.C.	Age	Director since	Shares(c)	DSUs(c)	Options(d)

West Vancouver, British Columbia	59	October 2001	16,479	6,146	16,000

CPRL Board Details: • Committee Chair: Pension • Committee memberships: Governance and Nominating, Compensation, and Pension • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a Senior Advisor to Deutsche Bank AG, Canada. He is a director of Canfor Corporation, Spectra Energy Corporation, CVRD Inco Limited, Fairborne Energy Trust and Chairman and a director of Kodiak Exploration Limited. He serves on the board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman of the GLOBE Foundation of Canada and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

Roger Phillips, O.C.	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Regina, Saskatchewan	67	October 2001	3,088	17,419	16,000

CPRL Board Details: • Committee Chair: Audit • Committee memberships: Audit, Governance and Nominating, and Pension • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

Hartley T. Richardson, O.C.	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Winnipeg, Manitoba	52	May 2006	5,000	3,188	0

CPRL Board Details: • Committee memberships: Audit, Governance and Nominating and Pension • Independent • Attendance: Board and committee meetings 100%(e)	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1998. He is a director of Angiotech Pharmaceuticals, Inc., Railpower Technologies Corp. and SemBiosys Genetics Inc. He is the Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. He is involved in a number of charitable endeavours and community organizations, including serving as Chairman of Winnipeg’s United Way 2004 Campaign. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Michael W. Wright	Age	Director since	Shares(c)	DSUs(c)	Options(d)

Longboat Key, Florida	68	October 2001	1,000	21,303	16,000

CPRL Board Details:
•  Committee Chair: Environment & Safety
•  Committee memberships: Audit, Governance and Nominating, and Environment & Safety
•  Independent
•  Attendance: Board and committee meetings 100%(e)
	Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and is a member of the University of Minnesota Law School Board of Visitors and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

(a)	S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002 for failure to file financial statements. It has since ceased to operate as a going concern.

(b)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn, a former director, and J.P. Manley, a current director. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions also lifted their cease trade orders shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(c)	For the details of each director’s equity ownership interest in the Corporation as at December 31, 2006, the total value of Shares and DSUs held, and the amounts required to meet the minimum shareholding requirement, see the table on page 14.

(d)	All further grants of Options under the DSOP were suspended on July 21, 2003. For further information on the DSOP and on the Options granted to each eligible non-employee director, see “Directors’ Stock Option Plan” on page 16.

(e)	For full details with respect to board and committee attendance, see “Directors’ Meeting Attendance” on page 13.

Director Independence

The Board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each current director vis-à-vis the Corporation and its subsidiaries and has determined that each director, except F.J. Green, (who is CEO), is independent of the Corporation in accordance with the criteria for independence established for all directors by the NYSE Standards, and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.

Interlocking Directorships

As at March 2, 2007, there are no interlocking directorships among the directors of the Corporation or Ms. K.T. Hoeg, who is standing for election as a director for the first time.

Directors of Other Reporting Issuers

All of the current directors of CPRL are also directors of CPRC which is a reporting issuer and an SEC Registrant. Should Ms. Hoeg be elected to the Corporation’s board of directors she will also become a director of CPRC.

The following table sets out the current directors of the Corporation and Ms. Hoeg who are also directors of other reporting issuers, or equivalent, and the name of such issuers:

Director	Other reporting issuers of which the director is a director
J.E. Cleghorn (Chair)	• Molson Coors Brewing Company • SNC-Lavalin Group Inc.
S.E. Bachand	• Bank of Montreal
T.W. Faithfull	• AMEC plc • TransAlta Corporation
K.T. Hoeg	• Cineplex Galaxy Income Fund • Shoppers Drug Mart Corporation • Sun Life Financial Inc.
J.P. Manley	• Canadian Imperial Bank of Commerce • Nortel Networks Corporation • Nortel Networks Limited
J.R. Nininger	• Power Corporation of Canada
M. Paquin	• Logistec Corporation
M.E.J. Phelps	• Canfor Corporation • Fairborne Energy Trust • Kodiak Exploration Limited • Spectra Energy Corporation
R. Phillips	• Cleveland-Cliffs Inc. • Imperial Oil Limited • Toronto Dominion Bank
H.T. Richardson	• Angiotech Pharmaceuticals, Inc. • Railpower Technologies Corp. • SemBiosys Genetics Inc.
M.W. Wright	• Honeywell International, Inc. • Wells Fargo & Company

Directors’ Meeting Attendance

Directors are expected to attend all board meetings and meetings of committees on which they serve.

Directors meet without management present at every meeting of the board. They do so as the Governance and Nominating Committee which consists of all directors other than those who are also members of management.

The following table is a summary of each director’s attendance at board and committee meetings in 2006:

					Percentage
				Percentage	of Board
		Percentage		of	and
	Board	of Board		Committee	Committee
	Meetings	Meetings		Meetings	Meetings
Director	Attended	Attended	Committee Meetings Attended	Attended	Attended
S.E. Bachand	5 of 5	100%	4 of 4 Audit(e) 5 of 5 Governance and Nominating 4 of 4 Compensation (Chair) 2 of 2 Pension(f)	100% 100% 100% 100%	100% 100% 100% 100%
J.E. Cleghorn(a)	5 of 5	100%	4 of 4 Audit(e) 5 of 5 Governance and Nominating (Chair)(g) 1 of 1 Pension (Chair)(e)	100% 100% 100%	100% 100% 100%
T.W. Faithfull	5 of 5	100%	5 of 5 Governance and Nominating 2 of 2 Environment & Safety 4 of 4 Compensation	100% 100% 100%	100% 100% 100%
F.J. Green(b)(c)	4 of 4	100%	N/A	N/A	N/A
J.P. Manley(b)	4 of 4	100%	5 of 5 Audit 4 of 4 Governance and Nominating 2 of 2 Pension	100% 100% 100%	100% 100% 100%
L.J. Morgan(b)	4 of 4	100%	4 of 4 Governance and Nominating 1 of 1 Environment & Safety 3 of 3 Compensation	100% 100% 100%	100% 100% 100%
J.R. Nininger(d)	5 of 5	100%	5 of 5 Governance and Nominating 2 of 2 Environment & Safety 4 of 4 Compensation	100% 100% 100%	100% 100% 100%
M. Paquin	5 of 5	100%	9 of 9 Audit 5 of 5 Governance and Nominating 2 of 2 Environment & Safety	100% 100% 100%	100% 100% 100%
M.E.J. Phelps	5 of 5	100%	5 of 5 Governance and Nominating 1 of 1 Environment & Safety(e) 4 of 4 Compensation 3 of 3 Pension (Chair)(g)	100% 100% 100% 100%	100% 100% 100% 100%
R. Phillips	5 of 5	100%	9 of 9 Audit (Chair) 5 of 5 Governance and Nominating 3 of 3 Pension	100% 100% 100%	100% 100% 100%
H.T. Richardson(b)	4 of 4	100%	5 of 5 Audit 4 of 4 Governance and Nominating 2 of 2 Pension	100% 100% 100%	100% 100% 100%
M.W. Wright	5 of 5	100%	9 of 9 Audit 5 of 5 Governance and Nominating 1 of 1 Environment & Safety (Chair)(f)(g) 1 of 1 Compensation	100% 100% 100% 100%	100% 100% 100% 100%

(a)	Elected board Chair on May 5, 2006.

(b)	Elected to the board and committees, if applicable on May 5, 2006.

(c)	As CEO Mr. Green is not a member of any committee. Mr. Green attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.

(d)	Will retire from the board following the meeting.

(e)	Resigned from committee on May 5, 2006.

(f)	Elected to committee on May 5, 2006.

(g)	Elected committee Chair on May 5, 2006.

Directors’ Share Ownership Requirements

To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $325,000 in Shares/DSUs within five years of their initial election or appointment to the board. The Chairman of the

Board is required to hold $825,000 in Shares/DSUs within five years of the Chair’s initial appointment. These amounts represent two and-one half times their respective annual cash and DSU retainers. The CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.

The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2005 and 2006, the total value of Shares and DSUs held, and the amount needed to meet the minimum share ownership requirement.

						Equity at
						Risk as a		Target
				Total	Total At-Risk	Multiple of	Minimum	Date
				Number	Value of Shares	Minimum	Shareholding	For Share
		Number	Number	of Shares	and DSUs	Shareholding	Requirement	Ownership
Director	Year	of Shares	of DSUs	and DSUs	($)(a)	Requirement	($)	To Be Met
S.E. Bachand	2006 2005 Change	3,129 3,129 0	22,115 18,444 3,671	25,244 21,573 3,671	1,549,982 1,324,582 225,399	4.77x	325,000	Already Met
J.E. Cleghorn	2006 2005 Change	12,000 5,000 7,000	11,148 7,519 3,629	23,148 12,519 10,629	1,421,287 768,667 652,621	1.73x	825,000	Already Met
T.W. Faithfull	2006 2005 Change	1,460 1,460 0	13,654 10,997 2,657	15,114 12,457 2,657	928,000 764,860 163,140	2.86x	325,000	Already Met
F.J. Green	2006 2005 Change	12,855 11,998 857	34,110 30,769 3,341	46,965 42,767 4,198	2,883,651 2,625,894 257,757	1.11x	2,595,648	Already Met
J. Manley	2006 2005 Change	0 0 0	3,205 0 3,205	3,205 0 3,205	196,787 0 196,787	.61x	325,000	May 2011
L.J. Morgan	2006 2005 Change	0 0 0	3,352 0 3,352	3,352 0 3,352	205,813 0 205,813	.63x	325,000	May 2011
J.R. Nininger	2006 2005 Change	1,500 1,500 0	6,128 4,436 1,692	7,628 5,936 1,692	468,359 364,470 103,889	1.44x	325,000	Already Met
M. Paquin	2006 2005 Change	100 100 0	10,003 7,926 2,077	10,103 8,026 2,077	620,324 492,796 127,528	.91x	325,000	Already Met
M.E.J. Phelps	2006 2005 Change	16,479 16,479 0	6,128 4,436 1,692	22,607 20,915 1,692	1,388,070 1,284,181 103,889	4.27x	325,000	Already Met
R. Phillips	2006 2005 Change	3,088 3,088 0	17,370 14,009 3,361	20,458 17,097 3,361	1,256,121 1,049,756 206,365	3.86x	325,000	Already Met
H.T. Richardson	2006 2005 Change	5,000 40 4,960	3,180 0 3,180	8,180 40 8,140	502,252 2,456 499,796	1.55x	325,000	Already Met
M.W. Wright	2006 2005 Change	1,000 1,000 0	21,242 17,530 3,712	22,242 18,530 3,712	1,365,659 1,137,742 227,917	4.20x	325,000	Already Met
TOTAL	2006 2005 Change	56,611 43,794 12,817	151,635 116,066 35,569	208,246 159,860 48,386	12,786,304 9,815,404 2,970,900

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2006 ($61.40) and December 31, 2005 ($48.71), and exclude Options.

As at December 31, 2006, the total numbers of Shares and DSUs held by non-employee directors were 43,756 and 117,497, respectively. These Shares and DSUs had a combined total value of $9,902,653.

Directors’ Compensation

Philosophy

Directors who are also employees of CPR do not receive any compensation for board or committee service.

The Comparator Group used to establish competitive pay practices for the directors continues to be a subset of Canadian autonomous companies with annual revenues between $2 billion and $10 billion. Cash compensation is targeted at the 50th percentile and stock-based compensation at the 75th percentile, resulting in a total direct compensation target between the 50th and 75th percentiles of the Comparator Group.

Following a review by the Governance and Nominating Committee in August 2006, it was decided to increase the directors’ stock based compensation, effective April 1, 2006, to $100,000 from $83,000, comprised of a quarterly grant of $12,500 in DSUs and an annual grant of $50,000 in DSUs following each annual meeting of shareholders. The directors’ cash compensation was increased to $30,000 from $25,000.

The Chairman’s stock based compensation was increased to $155,000 from $145,000, comprised of a quarterly grant of $26,250 in DSUs and an annual grant of $50,000 in DSUs following each annual meeting of shareholders. The Chairman’s cash compensation remained at $175,000.

Directors’ compensation was last increased in 2005.

Fees

Directors receive an annual retainer for participating on the board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the board and committee meetings.

The table below sets out the fee schedule for non-employee directors effective April 1, 2006.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair	Member	Chair(a)	Member	Chair(a)	Member
	($)	($)	($)	($)	($)	($)
Cash retainer(b)	175,000	30,000	5,000	3,500	10,000	7,000
DSUs	155,000	100,000	—	—	—	—
Meeting attendance fee(b)	(c )	1,500	1,500	1,500	1,500	1,500

(a)	Retainers are paid to Committee Chairs in addition to the Committee Member retainer.

(b)	Board and Committee members may elect to receive all of their cash compensation in DSUs.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Deferred Share Unit Plan (DSU Plan)

Under the DSU Plan, the directors may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

The director must elect to participate in this aspect of the DSU Plan prior to the beginning of each calendar year. In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DSUs upon joining the board and thereafter an annual grant of $50,000 in DSUs following each annual meeting of shareholders. As part of their stock based compensation, directors also receive a quarterly grant of $12,500 in DSUs and the Chairman receives a quarterly grant of $26,250 in DSUs, as described above under “Directors’ Compensation Philosophy”.

Only non-employee directors participate in the DSU Plan.

Total Compensation for 2006

The following table provides the total compensation received by non-employee directors in 2006. Except as indicated, all amounts are in Canadian dollars. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees
	Amount	Amount		Stock Based		% of Total
	in DSUs	in cash	Total fees	Compensation	Total Compensation	Compensation taken
Name	($)	($)	($)	(DSUs) ($)	($)	in DSUs
S. E. Bachand(a)	79,547	0	79,547	95,750	175,297	100
J.E. Cleghorn	71,797	71,797	143,594	131,712	275,306	74
T.W. Faithfull(a)	33,688	33,687	67,376	95,750	163,125	79
J.P. Manley	55,887	0	55,887	132,830	188,717	100
L.J. Morgan(a)	42,977	6,112	49,089	132,830	181,919	97
J.E. Newall(b)	60,577	0	60,577	32,885	93,462	100
J.R. Nininger(c)	0	67,375	67,375	95,750	163,125	59
M. Paquin	19,563	58,687	78,250	95,750	174,000	66
M.E.J. Phelps	0	76,460	76,460	95,750	172,210	56
R. Phillips	88,250	0	88,250	95,750	184,000	100
H.T. Richardson	54,387	0	54,387	132,830	187,217	100
M.W. Wright(a)	82,314	0	82,314	95,750	178,064	100

(a)	US dollars.

(b)	Retired from the board May 5, 2006.

(c)	Will retire from the board following the Meeting.

The total compensation in respect of 2006, received by non-employee directors, was approximately Cdn $2,226,278. This amount includes the approximate dollar value of DSUs credited to the directors’ respective DSU accounts in 2006.

Directors’ Stock Option Plan (DSOP)

On July 21, 2003, the board of directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2006, there were 340,000 Options remaining in the pool.

The following table sets out information relative to current directors who were granted Options under the DSOP prior to its suspension on July 21, 2003.

							At Risk Value of
							In-The-Money
							Unexercised
		Date of Grant					Options & SARs
	Grant of	and Date of		Exercise	Total	Total	at Fiscal Year-End
Name	Options (#)	Vesting	Expiry Date	Price ($)	Exercised	Unexercised	($)(a)
Stephen Bachand	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
John Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
James Nininger(b)	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
Madeleine Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
Michael Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
Roger Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320
Michael Wright	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	270,240
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	111,200
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	114,320

(a)	The value of the unexercised in-the-money Options as at December 31, 2006, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2006. The value of such underlying Shares on such date was $61.40.

(b)	Will retire from the board following the Meeting.

3.	APPOINTMENT OF AUDITORS

A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2008 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers LLP has been the Corporation’s auditors since October 1, 2001.

Audit and Non-Audit Fees and Services – 2006 & 2005

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2006, and December 31, 2005, totaled $2,824,200 and $2,142,140, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2006	December 31, 2005
Audit Fees	$2,118,000	$1,086,000
Audit-Related Fees	$438,900	$812,540
Tax Fees	$267,300	$243,600
All Other Fees	$0	$0
TOTAL	$2,824,200	$2,142,140

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CPR’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CPR; special attest services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the SOA; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and U.S. Accounting Guidelines, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2006 and 2005, there were no services in the category.

REPORTS OF COMMITTEES OF THE BOARD

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of five directors, all of whom are independent. Its purpose is to fulfill applicable public company audit committee legal obligations and to assist the board in fulfilling its responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

The Audit Committee reviewed its Terms of Reference in December, 2006 and in March, 2007, and recommended to the board that minor changes be made to the Terms of Reference so that they more clearly set out the Audit Committee’s practices with respect to the review of the external auditors audit plan and engagement letter. The board approved these recommended changes. A copy of the revised Terms of Reference is attached to this Circular in Appendix 2.

Mr. J.E. Cleghorn and Mr. S.E. Bachand ceased to be members of the Audit Committee on May 5, 2006. Mr. J.P. Manley and Mr. H.T. Richardson were appointed to the Audit Committee on May 5, 2006.

In addition to other matters dealt with in 2006, the Audit Committee:

Financial Reporting

•	reviewed with management and the external and internal auditors prior to publication, the annual consolidated financial statements and notes thereto, the annual MD&A, the interim financial statements and notes thereto, the interim MD&A, and the Annual Information Form; and

•	reviewed a report on all critical accounting polices and practices to be used, and treatments of financial information within generally accepted accounting principles.

Internal Controls Over Financial Reporting

•	reviewed the Corporation’s plans with respect to, received reports on, and monitored the progress of the Corporation’s internal control review initiative in preparation for the filing with the SEC of management’s first annual report on internal controls over financial reporting;

•	reviewed prior to publication and filing with the SEC management’s first annual report on internal controls over financial reporting;

•	received quarterly reports from the Corporation’s Disclosure Policy Committee with respect to management’s quarterly reviews of key internal controls over financial reporting and disclosure controls and procedures; and

•	reviewed with management and the internal and external auditors the adequacy of the internal controls and disclosure controls and procedures and reviewed reports thereon provided by the Disclosure Policy Committee.

External Auditors

•	reviewed and confirmed the independence of the Corporation’s external auditors, based on the external auditors’ disclosure of its relationships with the Corporation and its affiliates;

•	reviewed a report of the external auditors on the auditors’ internal quality controls;

•	reviewed the performance and qualifications of the external auditors and recommended their re-appointment for shareholder approval;

•	reviewed with management and the external auditors the scope and plans of the annual audit;

•	reviewed a report of the external auditors concerning the Corporation’s internal controls;

•	met privately with representatives of the external auditors to discuss audit matters, the relationship and communications between the external auditors and management, and other issues which the external auditors or the Audit Committee wished to discuss; and

•	reviewed and pre-approved the provision by the external auditors of certain non-audit services not prohibited by the SOA and approved a pre-approval policy for audit and non-audit services to be provided by the external auditors.

Internal Auditors

•	reviewed the annual work plan of the internal auditors;

•	reviewed and discussed with the board and management reports by the internal auditors on the audits performed, and monitored management’s responses to matters set forth therein;

•	reviewed and discussed with internal auditors and management a report on the Corporation’s anti-fraud program; and

•	met privately with the Chief Internal Auditor, from time to time, and prior to approving the annual and interim financial results press releases, financial statements, notes, MD&As and other financial reporting documents, to discuss relevant issues.

Capital Project Governance

•	reviewed with management post implementation reviews of board approved capital projects.

Finance and Treasury

•	reviewed and monitored the financing plan for 2006;

•	reviewed and recommended to the board the amendment of the Corporation’s existing normal course issuer bid, for the purchase and cancellation of the Corporation’s Shares and the approval of a new normal course issuer bid; and

•	reviewed the activities and plans of the Treasury Department.

Risk Management

•	received reports on, and reviewed with management, matters relating to risk management, including insurance matters.

Throughout 2006, the Audit Committee met regularly with the external auditors, the Chief Internal Auditor, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer and other members of management.

The Audit Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2006.

R. Phillips (Chair)
J.P. Manley
M. Paquin
H.T. Richardson
M.W. Wright

REPORT OF THE GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee is comprised of all eleven independent members of the board. It has overall responsibility for monitoring and assessing the functioning of the board and its committees, and for developing and implementing good corporate governance practices. In addition, the Governance and Nominating Committee identifies individuals qualified to become board members and recommends to the board the director nominees for the annual meetings of shareholders. It also has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

The Governance and Nominating Committee Terms of Reference were revised in 2004. A copy of the Terms of Reference is attached to this Circular in Appendix 2.

In addition to other matters dealt with in 2006, the Governance and Nominating Committee:

•	reviewed what competencies and skills the board as a whole should possess, what competencies, skills and personal and other qualities the existing directors possess, and the appropriate size of the board with a view to facilitating effective decision-making;

•	reviewed and assessed potential new board candidates having regard to the foregoing and other relevant matters;

•	recommended to the board the nominees to stand for election as directors at the Meeting;

•	recommended to the board the appointment of directors to the committees of the board;

•	reviewed matters relating to the independence of each director and recommended approval by the board of criteria for director independence and of the Governance and Nominating Committee’s assessment of the independence of each director;

•	conducted an evaluation of the effectiveness of the board, its committees and each director, including the Chairman of the Board;

•	conducted an evaluation of the working relationship between the board and management;

•	reviewed and recommended to the board the director compensation philosophy and compensation to be paid to non-employee directors;

•	evaluated the performance of Mr. Ritchie, the former Chief Executive Officer, during 2005 and, upon recommendation by the Compensation Committee, approved the compensation to be paid to him in 2006;

•	recommended to the board the appointment of Mr. Green as CEO of the Corporation;

•	approved, upon recommendation by the Compensation Committee, the compensation to be paid to Mr. Green as CEO in 2006;

•	reviewed and monitored matters relating to CPR’s approach to corporate governance, in order to maintain the highest standards in that regard; and

•	reviewed a majority voting for directors policy and recommended its adoption to the board.

The Governance and Nominating Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2006.

J.E. Cleghorn (Chair)
S.E. Bachand
T.W. Faithfull
J.P. Manley
L.J. Morgan
J.R. Nininger
M. Paquin
M.E.J. Phelps
R. Phillips
H.T. Richardson
M.W. Wright

REPORT OF THE ENVIRONMENT & SAFETY COMMITTEE

The Environment & Safety Committee is comprised of five directors, all of whom are independent. Its purpose is to review and evaluate with management the environmental, safety and occupational health practices, policies and procedures of CPR and be satisfied that adequate procedures are in place for monitoring applicable legislation, regulatory requirements and industry standards, and for reviewing environmental, safety and occupational health practices and procedures in light of changes to applicable legislation, regulatory requirements and industry standards. The Environment & Safety Committee also reviews reports on, and monitors, specific environmental and safety issues and incidents, provides advice and direction to management thereon, and makes reports and recommendations to the board, on environmental and safety matters.

The Environment & Safety Committee reviewed its Terms of Reference in March of 2007 and recommended to the board that the Terms of Reference be amended to include: (i) security and occupational health in its mandate; (ii) provide for review by the committee of management efforts focused on prevention of problems and incidents related to significant environmental, safety, and occupational health issues; and (iii) review by the committee of the appropriateness and sufficiency of accounting accruals for environmental costs. A copy of the revised Terms of Reference is attached to this Circular in Appendix 2.

Mr. M.E.J. Phelps ceased to be a member of the Environment & Safety Committee on May 5, 2006. Mr. M.W. Wright was appointed as a member and Chair of the Environment & Safety Committee, and Ms. L.J. Morgan was appointed a member of the Environment & Safety Committee, on May 5, 2006.

In addition to other matters dealt with in 2006, the Environment & Safety Committee reviewed and provided guidance to management on:

•	all significant environmental matters relating to CPR, including legal and regulatory issues;

•	the status of specific environmental issues, including corrective actions;

•	CPR’s environmental audit program and preparedness in the event of environmental emergency;

•	CPR’s overall environmental remediation plan and resources;

•	all significant safety matters relating to CPR;

•	CPR’s overall approach to safety issues;

•	CPR’s record of personal injuries and other accidents during 2006; and

•	specific personal injury incidents and fatalities.

The Environment & Safety Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2006.

M.W. Wright (Chair)
T.W. Faithfull
L.J. Morgan
J.R. Nininger
M. Paquin

REPORT OF THE PENSION COMMITTEE

The Pension Committee is comprised of five directors, all of whom are independent. Its purpose is to assist the board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.

The Pension Committee reviewed its Terms of Reference in March of 2007 and recommended to the board that minor changes be made to the Terms of Reference to set out additional detail with respect to the Pension Committee’s responsibilities for reviewing the financial condition of the pension plans, and the management and administration of the pension plans. A copy of the Committee’s Terms of Reference is attached to this Circular in Appendix 2.

Mr. J.E. Cleghorn ceased to be a member of the Pension Committee on May 5, 2006. Mr. M.E.J. Phelps was appointed a member and Chair of the Pension Committee, and Messrs. S.E. Bachand, J.P. Manley and H.T. Richardson were appointed members of the Pension Committee on May 5, 2006.

In addition to other matters dealt with in 2006, the Pension Committee:

•	reviewed and monitored the performance of the defined benefit and defined contribution pension funds;

•	regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option;

•	reviewed and approved amendments to the defined benefit pension option Statement of Investment Policies and Procedures;

•	reviewed a compliance report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations;

•	reviewed the pension plan audited financial statements;

•	reviewed a report on the actuarial valuation of the defined benefit pension plan; and

•	approved the appointment of the auditor of the pension plan.

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2006.

M.E.J. Phelps (Chair)
S.E. Bachand
J.P. Manley
R. Phillips
H.T. Richardson

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is comprised of five directors, all of whom are independent. On May 5, 2006, Michael Wright ceased to be a member of the Committee and Linda Morgan became a new member. The Committee’s purpose is to fulfill applicable public company compensation committee legal obligations and to discharge the board’s responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Executive Officers;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain Executive Officers;

•	CPR’s organizational health; and

•	succession planning.

The Compensation Committee Terms of Reference were revised in December 2006. Among other changes, the revisions clarified the role of the Committee in reviewing all aspects of the compensation provided to Executive Officers including evaluating the pay and performance relationship and reviewing the cost implications under different performance scenarios. A copy of the revised Terms of Reference is attached to this Circular in Appendix 2.

The Compensation Committee met four times in 2006. In addition to other matters dealt with in 2006, the Committee:

•	reviewed and made recommendations to the board for four Executive Officer appointments and the associated impacts on their total compensation;

•	completed a full review of the Company’s talent management process including a comprehensive review of Executive talent pools, succession plans, departure risks and individual development plans for key senior leaders;

•	reviewed detailed reports on the total annual compensation of the NEOs, and on the potential costs of the NEOs exiting the organization under different termination scenarios;

•	reviewed a report on the market competitiveness of certain design features of CPR’s supplemental pension plans as well as the cost to secure these arrangements;

•	recommended to the board changes to the standard Change In Control Agreement offered to certain Executive Officers including the CEO;

•	completed, with the assistance of an independent compensation consultant, a comprehensive review of CPR’s long term incentive plan design and recommended specific changes to the plan to improve the linkage between pay and performance;

•	recommended to the Governance and Nominating Committee the compensation to be paid in 2006 to the CEO and the retired Chief Executive Officer. This includes Mr. Ritchie before his retirement and Mr. Green following his appointment;

•	approved the performance objectives of the CEO;

•	recommended to the Board the payout level under the Performance Incentive Plan for the 2005 plan year;

•	recommended to the board the targets for the 2006 Performance Incentive Plan awards;

•	reviewed the progress of corporate performance as against the 2006 Performance Incentive Plan targets and recommended to the Board the payout level for the 2006 plan year;

•	recommended to the board an amendment to increase the number of Shares available for issuance under the MSOIP and an amendment to explicitly prohibit the reduction in the exercise price of Options after they have been granted without shareholder approval;

•	recommended to the board a grant of Options pursuant to the MSOIP, including setting the performance vesting targets for the performance Options;

•	approved an allocation of Options available in 2007 for granting by the CEO from time to time to eligible employees in accordance with the MSOIP; and

•	at each of the four meetings, met independently without management present.

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2006.

Composition of the Compensation Committee

S.E. Bachand (Chair)
T.W. Faithfull
L.J. Morgan
J.R. Nininger
M.E.J. Phelps

STATEMENT OF EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Philosophy

CPR’s executive compensation program supports the Corporation’s vision, mission and values, reinforces the corporate and business strategies, and promotes strong ownership levels. The executive compensation philosophy promotes:

•	attraction, retention and motivation of talented executives in a challenging business environment;

•	focus of executives’ efforts on performance improvement;

•	recognition of individual contributions as well as overall business results; and

•	sustained shareholder value creation by aligning the interests and awards of executives with those of the Corporation’s shareholders.

Compensation Strategy

In 2006, the Compensation Committee reviewed and confirmed the executive compensation strategy. As a result of this review, the Committee recommended changes to the CPR’s Long Term Incentive Plan (LTIP) to more closely link executive pay to company performance. These changes are described on page 27 under the section titled “Management Stock Option Incentive Plan”.

Total compensation for each Executive Officer, including those named in the Summary Compensation Table, is designed to be between the 50th and 75th percentiles of corresponding positions in the Comparator Group. This design is accomplished through targeting base salary and annual incentive compensation at the 50th percentile of the Comparator Group while positioning long-term compensation at the 75th percentile of the Comparator Group. Positions below the executive level target the 50th percentile of the Comparator Group for base salary, annual incentive compensation and long-term compensation.

The compensation of Executive Officers, including the Named Executive Officers, is evaluated and recommended by the Compensation Committee to the Governance and Nominating Committee in the case of the CEO, and to the board of directors in the case of all the other Executive Officers.

Executive Compensation Governance

CPR has demonstrated its commitment to pay-for-performance and effective disclosure as evidenced through the following activities:

Enhanced Disclosure	CPR continues to provide details on executive compensation that exceed the Canadian regulatory reporting requirements.
Management Stock Option Incentive Plan
The vesting of future grants of performance Options will be fully contingent on company performance and will no longer have a one year window to exercise if performance is not achieved.

The plan explicitly prohibits the reduction in the exercise price of Options or SARs without shareholder approval after they have been granted.

Pay for Performance Linkages
In 2006, an extensive review of the long term incentive program was conducted, which focused on increasing the risk to executive participants through program design and reviewing the degree of difficulty of the performance criteria.

In addition, the committee has analyzed the CEO’s pay package in relation to potential future corporate performance scenarios to ensure an appropriate relationship between pay and performance.

Change in Control (CIC) Triggers
The change in control agreement for the new CEO was changed to a “double trigger”, meaning that severance and benefits would only become payable if both:
  •  a change of control event occurs; and
  •  the CEO’s employment is terminated without cause or the CEO resigns for ‘‘good reason” as defined in the agreement.

The previous CEO’s change in control was a ‘‘single trigger”. This meant that provided he remain employed for six months following the change in control he had a window of 30 months when he could elect to leave and receive contractual CIC severance.

Ownership Guidelines	Executive Officers are subject to formal share ownership guidelines. Currently all of the Executive Officers are at or above their guidelines with the exception of one officer who was appointed in 2006.
DSU Hold Period	Executive Officers are required to hold DSUs acquired after December 31, 2004 for a minimum period of six months following cessation of employment.
Prohibit Monetization of Shares	CPR adopted a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option or selling the Shares in a public venue.

Compensation Consultant

In discharging its mandate, the Compensation Committee has engaged Towers Perrin to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information, providing advice on appropriate comparator organizations, and current market practice and best practices with regard to incentive plan design. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

In December 2006, the Committee requested and received from Towers Perrin formal assurance that the systems designed to ensure the executive compensation consultant’s independence continued to be in place and effective.

Towers Perrin also provides actuarial and other pension advice to the Corporation, as well as advice on its health and welfare programs. The Compensation Committee has a formal mandate that outlines Towers Perrin’s role and terms of reference as an independent advisor to the Compensation Committee. Important features include a clear reporting relationship of the consultant to the Compensation Committee and assurances that the executive compensation consultant has a reporting relationship and compensation determined separately from the other activities of Towers Perrin and CPR.

During 2006, Towers Perrin earned $265,617 in fees for executive compensation services. This made up approximately 13% of the total fees of $2,061,833 paid for their overall consulting services to CPR. Approximately 85% of these total fees relate to standard actuarial and benefit consulting activities relating to CPR’s pension and other benefit plans.

Compensation Mix

The compensation package for Executive Officers has significant at-risk components. The compensation mix is comprised of three main elements: base salary and annual and long-term incentives. The percentage of each element varies in accordance with the level of the individual’s position in the organization and is regularly reviewed against competitive practice.

The following table shows the percentage breakdown of direct compensation:

	CEO	CFO	EVPs & Sr. VPs	VPs
	(%)	(%)	(%)	(%)
Base	24	33	38	43
Short-term	17	17	15	15
Long-term	59	50	47	42
Total	100	100	100	100

1.	Base Salary

The Compensation Committee recommends to the board of directors of the Corporation, and in the case of the CEO, to the Governance and Nominating Committee, the base salaries of the Executive Officers, following a review of market data. Actual individual salary levels are based on a number of factors, including the individual’s performance, responsibilities and experience, to ensure that the salaries reflect the contribution of each Executive Officer. In establishing the base salary for each Executive Officer, the Corporation targets the market median (50th percentile) paid to the comparable executive officers of the Comparator Group. Executive Officers are, on average, at slightly below the 50th percentile of the Comparator Group.

2.	Annual Incentive Plan

The Corporation believes that incentive pay encourages employees to contribute to CPR’s overall performance. To this end, CPR’s Performance Incentive Plan provides an opportunity for participants (including all Executive Officers and non-unionized employees) to earn an annual cash award based on the achievement of corporate targets (the corporate component) and individual performance objectives (the individual component). Each year, key performance measures are set by the board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, with the Compensation Committee (subsequently approved by the Governance and Nominating Committee).

Awards under the Plan are not paid if minimum performance targets are not met. If target performance levels are attained, the target award level is payable. If performance is exceptional, then an award in excess of the target may be approved by the board. The maximum bonus opportunity for exceptional CPR financial performance and individual contribution is 200% of the target award level.

Any award payable under the corporate component is subject to a specified threshold of corporate performance, which is also set annually by the board. Individual measures reflect the achievement of established individual performance objectives calibrated through CPR’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the board.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2006 annual incentive plan are as follows:

	Target Award
	as a %	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting (%)
CEO	70	75	25
Other Named Executive Officers	40 – 50	75	25
Other Executive Officers	35	75	25
Senior Managers	20 – 25	60	40
Remaining Participants	5 – 15	50	50

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers, and the aggregate of all awards payable under the annual incentive plan.

For the 2006 plan year, the performance measure for the corporate component was operating income adjusted to accommodate fluctuations in the US dollar exchange rate and fuel prices. In approving the targets, the board built in discretion to adjust the payout for specific circumstances occurring in the plan year. Based on CPR’s 2006 results exceeding the operating income target and the specific circumstances occurring, the board approved a payout of 190% of target award levels applicable to the corporate performance component.

The board also approved a payout on the individual performance component, the level of which varies depending on the individual’s performance as calibrated through CPR’s performance management program. For the active Named Executive Officers, the individual performance ratings ranged from 120% to 170% of the individual component target.

3.	Long-Term Incentives

Management Stock Option Incentive Plan

The purpose of the Management Stock Option Incentive Plan (MSOIP) is to focus management’s performance on key financial and shareholder metrics, align the interests of management with those of shareholders and encourage participation in the long-term growth and financial success of CPR, thereby increasing shareholder value.

The Compensation Committee makes recommendations to the board of directors regarding grants of Options to Executive Officers. The number of Options granted is determined by dividing a targeted dollar amount, which is a percentage of the recipient’s salary, by the theoretical value of an Option. That value is based on valuation models that estimate the discounted percentage value of the award’s future payout, applied to the closing price of Shares on the business day immediately before the grant date. Neither the amount, nor the terms, of previously granted Options are taken into consideration in determining the size of a new grant.

The maximum number of Options which may be granted under the MSOIP to any one individual is 5% of the number of Options available to be granted at the time of the grant. The maximum number of Shares that may be reserved for issuance to insiders pursuant to Options is 10% of the number of Shares outstanding.

The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. For 2006, the Compensation Committee authorized a pool of 100,000 Options for issuance by the CEO under this authority from which he granted 43,200 Options to 39 employees.

Participants in the MSOIP are granted a number of Options exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. At the 2006 annual meeting, shareholders voted to approve an amendment of the MSOIP to increase the maximum number of Shares reserved for issuance under that plan. Effective February 20, 2007 the number of Shares available for issuance under the MSOIP was increased by 4,078,642 to 10,890,059 Shares or 7% of Shares outstanding pursuant to this shareholder approval as illustrated in the following table:

	Number of	Percentage of
As at February 20, 2007	Options/Shares	outstanding Shares
Number of Options outstanding	6,457,253	4.15%
Options remaining for issuance	354,164	0.23%
Total number of Shares issuable from Options	6,811,417	4.38%
Increase to reserve	4,078,642	2.62%
Total number of Shares issuable from Options following increase to reserve	10,890,059	7.00%

Since the inception of the MSOIP in October 2001, a total of 15,078,642 Shares have been made available for issuance under MSOIP including the increase to the reserve noted above and 4,188,583 Shares have been issued through the exercise of Options.

In addition, shareholders approved an amendment to the MSOIP effective May 5, 2006 to prohibit, without shareholder approval, the reduction in the exercise price of Options or SARs.

CPR grants regular Options and performance Options. Regular Options expire ten years from the date of grant. Half of the regular Options become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem SARs may be attached to half the regular Options granted. The vesting requirements and term of SARs are consistent with the regular Options to which they are attached. Grants of regular Options are designed to position long-term incentives at the 50th percentile of the Comparator Group.

CPR’s performance-accelerated Options expire five years after the date of the grant and become exercisable on the fourth anniversary of the grant. Vesting will occur earlier if CPR achieves specific performance criteria. Similar to previous years’ grants, the performance Options granted in 2006 had specific operating ratio targets as the performance criteria. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time.

No financial assistance is provided to option holders to facilitate the purchase of Shares under the MSOIP.

For the 2006 grant, fifty percent of the 2006 performance-accelerated Options will vest upon CPR surpassing an annual operating ratio target set by the board by 20 basis points in any year prior to 2010; and the remaining 50 percent will vest upon surpassing an annual operating ratio target set by the board by 20 basis points in any subsequent year prior to 2010. The operating ratio targets are based on certain assumptions regarding fuel prices and the US dollar exchange rate.

Based on 2006 operating ratio performance, 500,100 Options from the 2005 grant and 212,700 Options from the 2006 grant have had vesting accelerated.

In August 2006, the board approved changes to the Long Term Incentive Plan to enhance the relationship between pay and performance for plan participants. Starting with grants made in 2007, CPR will grant performance-contingent Options rather than performance-accelerated Options. Performance-contingent Options will have a five year three month term, but they become exercisable only upon CPR’s achievement of specified performance criteria rather than having a one year “time vesting” window if performance criteria are not achieved prior to year four of the term. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Should the performance criteria not be met during the term of the grant, performance-contingent Options will expire without having vested.

Grants of performance Options are provided only to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from the 50th to the 75th percentile of the Comparator Group.

An Option will expire before its normal expiry date if (a) an option holder resigns from his or her employment, in which case the Option will expire in 30 days, (b) an option holder’s employment is terminated without cause, in which case the Option will expire in six months, (c) an option holder’s employment is terminated for cause, including where an option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately, (d) an option holder dies, in which case the Option will expire in 12 months. An Option will continue to vest and expire on its normal expiry date if an option holder’s employment ceases due to permanent disability or an option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time, except that an Option granted after August 2, 2006 will expire on the earlier of its normal expiry date and five years after the option holder retires upon attaining the mandatory or early retirement age.

Options may only be assigned to an option holder’s family trust, personal holding corporation or retirement trust or a legal representative of an option holders estate or a person who acquires the option holder’s rights by bequest or inheritance.

The board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approvals. No entitlements have been granted under the MSOIP which require ratification by shareholders.

Share Ownership Guidelines

It is CPR’s belief that stock ownership further aligns the interests of the management team with those of shareholders. CPR encourages stock ownership and demonstrates this commitment by paying a significant portion of Executive Officer compensation through stock based compensation programs (DSUs, performance Options and regular Options).

CPR has share ownership guidelines in place for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Named Executive Officer’s current base salary, that the individual is required to hold as long as he or she is employed. Both Shares and DSUs are included in determining an Executive Officer’s ownership level. The following table sets out the holdings of the Named Executive Officers as at December 31, 2006 using the closing price of Shares on December 31, 2006, which was $61.40 per share:

	Minimum Ownership	Total Share Ownership
	Requirement as a	Value at December 31,
Named Executive Officer (active)*	Multiple of Salary	2006 ($)	Multiple of Salary
F.J. Green	4x	2,883,651	4.3x
M.R. Lambert	2x	824,111	2.1x
N.R. Foot	1x	746,808	2.4x
M.M. Szel	1x	709,477	2.3x
B.M. Winter	1x	554,074	2.4x
B.W. Grassby	1x	303,562	1.3x

* At the time of their departure from CPR, Mr. Ritchie, retired Chief Executive Officer, and Mr. Waites, former CFO, held Shares in excess of their minimum ownership requirement.

As illustrated above, all active Named Executive Officers have achieved their respective minimum levels of share ownership.

Each Executive Officer is expected to achieve the applicable minimum level of share ownership over a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion. Currently all of the Executive Officers are at or above their share ownership guidelines with the exception of one officer who was appointed in 2006.

Executive DSU Plan

The Executive DSU Plan was developed to strengthen the alignment of interests between executives and shareholders.

Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When the annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CPR will contribute one DSU for each three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CPR will contribute one DSU for each four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CPR match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

DSU participants may only redeem their DSUs after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following cessation of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

Employee Share Purchase Plan

The ESPP is designed to link employees’ interests with those of shareholders. All employees have an impact on CPR’s success and, established in 2001, the ESPP provides a mechanism for eligible CPR employees to acquire Shares through payroll deductions.

Contributions by CPR and by eligible employees are used to make purchases of Shares on the open market. Effective July 1, 2006, CPR increased the maximum allowable employee contribution to ten percent from six percent of the eligible employee’s salary. CPR will purchase and contribute one Share for each three Shares purchased on behalf of each eligible employee to a maximum of six percent of employee salary. In no case will Shares be issued from treasury pursuant to the ESPP. Shares contributed by CPR will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CPR match.

All of the active Named Executive Officers are among the approximately 58% of employees who are participants in the ESPP as of December 31, 2006.

CEO Compensation

Mr. F.J. Green was appointed as CEO of CPR effective May 5, 2006 succeeding Mr. R.J. Ritchie, CPR’s former Chief Executive Officer. Mr. Green’s compensation is also governed by the pay-for-performance philosophy of CPR’s executive compensation program.

Annually, the Compensation Committee reviews the compensation paid to chief executive officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the Governance and Nominating Committee after careful assessment of his individual performance and personal contribution to CPR’s performance. This assessment is based on a number of quantitative and qualitative factors including those described below under the section titled “Individual Component”. Performance objectives are set annually by the Compensation Committee.

Mr. Green is a participant in CPR’s Performance Incentive Plan, MSOIP and ESPP. His base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while the stock based compensation is targeted at the 75th percentile bringing his total direct compensation to be between the 50th and 75th percentile of CEOs in the Comparator Group. Given Mr. Green’s recent appointment as CEO, his 2006 compensation is positioned below these targeted percentiles.

(a) Base Salary

Effective May 5, 2006, Mr. Green’s annual salary was increased to $675,000 to reflect his appointment to CEO.

(b) Annual Incentive Plan

Under the Performance Incentive Plan, Mr. Green’s target award level was increased from 60% to 70% of base salary coincident with his appointment to CEO. Mr. Green’s target award level in 2006, prorated for the period in which he held the position of CEO, was 66.7% of his base salary.

Corporate Component:  75% of Mr. Green’s target award level, equivalent to 50% of his base salary, was contingent upon corporate performance as measured by operating income, adjusted to accommodate fluctuations in the US dollar exchange rate and fuel prices. In approving the performance target, the board built in discretion to adjust the payout for specific circumstances occurring in the plan year. Based on CPR’s 2006 results exceeding its operating income target and the specific circumstances occurring, the board approved a payout of 190% of target award levels applicable to the corporate component. Therefore, Mr. Green received $641,282 representing 95% of his base salary.

Individual Component:  25% of Mr. Green’s target award level, equivalent to 16.6% of his base salary, was attributable to his individual performance against specific financial and non-financial objectives. The Governance and Nominating Committee assessed Mr. Green’s overall individual performance as set out in the table below as having exceeded targets. Therefore, upon recommendation from the Compensation Committee, the Governance and Nominating Committee approved an award in respect of the individual component at 165% of his target award level and Mr. Green received $185,634 representing 27.5% of his base salary.

Assessment of CEO Individual Performance

Objective		Performance
Weighting	Objective	Achieved
30%	Financial metrics: including top-line revenue growth, operating ratio, free cash after dividends and support strategies	Exceeded Target
30%	People/organization: including raising employee engagement, evolution of organization culture, senior succession and leadership development	Exceeded Target
25%	Service and operations: including safety; environment; customer engagement/relationship building; and government advocacy initiatives	Exceeded Target
15%	Specified strategic initiatives	Achieved Target

In summary, Mr. Green’s total award under the Performance Incentive Plan was $826,916 representing 122.5% of his base salary and 183.7% of his target for 2006.

(c) Management Stock Option Incentive Plan

Under MSOIP, Mr. Green was granted 54,200 regular Options and 45,900 performance Options on February 21, 2006, at an exercise price of $57.70, the market price immediately preceding the approval of the grant. Mr. Green was also granted 11,700 regular Options and 16,500 performance Options, upon his appointment as CEO on May 5, 2006, at an exercise price of $60.16 which was the average closing price of a Share on the five trading days preceding the grant date.

(d)	Relative Weightings

The relative weightings of the various components of the 2006 design of Mr. Green’s total compensation as CEO, based on his year-end target award levels under the Performance Incentive Plan and MSOIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	15%
Performance Incentive Plan	11%
MSOIP	37%
Benefits and Perquisites	1%
All Other Compensation (including pension service and compensation costs)	36%
Total	100%

Retired Chief Executive Officer Compensation

Mr. Ritchie stepped down as Chief Executive Officer on May 5, 2006 and retired from CPR on June 1, 2006.

(a) Base Salary

During 2006, Mr. Ritchie’s annual salary remained at $860,000 (it was last increased on April 1, 2005).

(b) Annual Incentive Plan

Under the Performance Incentive Plan, Mr. Ritchie’s target award level was 70% of base salary in 2006. The weighting was 75% on the corporate component and 25% on the individual component. The performance measure for the corporate component of the plan was operating income, adjusted to accommodate the fluctuations in the US dollar exchange rate and fuel prices.

The payout in respect of the corporate component was 190% of the target level prorated to 41.6% to reflect Mr. Ritchie’s retirement on June 1, 2006. This amounted to $357,438.

For the individual component, Mr. Ritchie’s performance was assessed against objectives in the areas of financial metrics, people/organization, service and operations and specific strategic initiatives. The Governance and Nominating Committee assessed Mr. Ritchie’s overall individual performance as having exceeded targets. The payout in respect of the individual component was 165% of the target level prorated to 12% to reflect his retirement date. This amounted to $103,469.

In summary, Mr. Ritchie’s total award under the Performance Incentive Plan was $460,907 representing 53.6% of his base salary.

(c) Management Stock Option Incentive Plan

Under MSOIP Mr. Ritchie was granted 93,200 regular Options and 87,700 performance-accelerated Options on February 21, 2006, at an exercise price of $57.70, the market price immediately preceding the approval of the grant.

(d)	Relative Weightings

The relative weightings of the various components of the 2006 design of Mr. Ritchie’s total compensation as Chief Executive Officer, based on his target award levels under the Performance Incentive Plan and MSOIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	23%
Performance Incentive Plan	16%
MSOIP	59%
Benefits and Perquisites	1%
All Other Compensation (including pension service and compensation costs)	1%
Total	100%

The foregoing report has been made by the members of the Compensation Committee:

S.E. Bachand (Chair)
T.W. Faithfull
L.J. Morgan
J.R. Nininger
M.E.J. Phelps

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CPR’s Named Executive Officers, being the CEO, the retired Chief Executive Officer, the CFO, the former CFO, the acting CFO (April – October 2006) and CPR’s next three most highly compensated Executive Officers, during the year ended December 31, 2006.

		Annual Compensation				Long-term Compensation
						Awards			Payouts
						Securities	Restricted
						Under	Shares or
				Other		Options &	Restricted
				Annual		SARs	Share		LTIP		All Other
Name and		Salary	Bonus	Compensation		Granted	Units		Payouts		Compensation
Principal Position	Year	($)	($)	($)(i)		(#)(l)	($)		($)		($)(p)
F.J. Green(a)	2006	648,912	826,916	20,732		128,300	0		0		148,419
President and	2005	497,917	581,288	12,020		64,100	0		0		112,944
Chief Executive Officer	2004	398,988	285,143	6,448		62,000	0		0		118,986
R.J. Ritchie(b)	2006	434,118	460,907	36,633		180,900	0		0		7,095
Chief Executive	2005	851,250	1,128,750	28,683		198,200	0		0		16,855
Officer (Retired)	2004	806,250	800,000	25,764		208,800	0		0		15,964
M.R. Lambert(c)	2006	84,849	50,000	0		20,000	600,000	(m)	0		201,680
Executive Vice-President and Chief Financial Officer
B.W. Grassby(d)	2006	222,749	248,598	2,896		19,400	0		0		4,410
Vice-President and Comptroller	2005	199,500	126,630	42,410	(j)	18,800	0		0		6,062
	2004	193,000	75,465	39,426	(j)	20,900	0		0		7,435
M.T. Waites(e)	2006	117,291	0	14,108		55,000	0		1,269,560	(o)	387
Former Executive	2005	396,250	365,000	11,046		53,600	1,203,600	(n)	0		1,308
Vice-President and Chief	2004	385,000	234,321	9,922		62,000	0		0		1,270
Financial Officer; Chief Executive Officer, US Network
N.R. Foot(f)	2006	312,250	218,040	6,235		30,800	0		0		6,183
Executive Vice-President,	2005	299,500	222,740	4,882		34,000	0		0		5,930
Operations	2004	292,750	137,064	4,385		38,200	0		0		5,796
M.M. Szel(g)	2006	301,769	212,800	5,982		29,600	0		0		5,950
Senior Vice-President,	2005	287,876	214,600	4,684		33,400	0		0		5,700
Marketing and Sales	2004	270,750	114,675	4,207		28,700	0		0		5,361
B.M. Winter(h)	2006	249,750	192,074	4,704		13,800	0		0		4,945
Senior Vice-President,	2005	221,000	144,393	3,683		20,700	0		0		4,376
Operations	2004	212,500	86,430	37,963	(k)	22,800	0		0		4,208

Notes:

(a)	Mr. Green was appointed President and Chief Executive Officer on May 5, 2006.

(b)	Mr. Ritchie stepped down as Chief Executive Officer on May 5, 2006 and retired from CPR on June 1, 2006. Mr. Ritchie’s compensation includes his earnings to May 31, 2006.

(c)	Mr. Lambert was appointed Executive Vice-President and Chief Financial Officer on October 16, 2006.

(d)	Mr. Grassby served as acting Chief Financial Officer and Vice-President and Comptroller from April 3 to October 16, 2006.

(e)	Mr. Waites resigned from the position of Executive Vice-President and Chief Financial Officer on April 14, 2006.

(f)	Mr. Foot was appointed Executive Vice-President, Operations in August 2006.

(g)	Ms. Szel was appointed Senior Vice-President, Marketing and Sales in January 2006.

(h)	Mr. Winter was appointed Senior Vice President, Operations in August 2006.

(i)	The value of perquisites and other personal benefits is not greater than the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer, with the exception of Mr. Grassby and Mr. Winter, are not included in this column. These values represent the dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan.

(j)	For 2005, the amount includes the value of the company provided automobile valued at $17,250, $6,208 for financial counselling, $3,061 for company provided parking, $9,591 tax-gross-up for automobile, financial counselling and parking, and $4,000 senior executive flexible perquisite program. For 2004, the amount includes the value of the company provided automobile valued at $17,174, $2,769 for company provided parking, $8,533 tax-gross-up for automobile, financial counselling and parking, and $9,000 senior executive flexible perquisite program.

(k)	For 2004, the amount includes the value of the company provided automobile valued at $15,896, $2,204 for financial counselling, $2,567 for company provided parking, $6,687 tax-gross-up for automobile, financial counselling, parking, and $7,300 senior executive flexible perquisite program.

(l)	Represents Options granted under the MSOIP.

SARs are attached to 50% of the Options set out in the table with the exclusion of performance-accelerated Options.

(m)	Mr. Lambert was granted 10,050 discretionary DSUs valued at $600,000 upon his hire date.

(n)	Mr. Waites was granted 30,000 restricted share units on January 5, 2005, valued at $1,203,600 based on a share price of $40.12 as at January 5, 2005. The restricted share units would have time vested on August 1, 2007. The restricted share units were forfeited following Mr. Waites’ resignation on April 14, 2006.

(o)	Represents the cash payout for DSUs earned and vested in prior years but not redeemable until termination of employment in accordance with the terms of the Executive DSU Plan. These awards were disclosed in previous management proxy circulars. Mr. Waites’ DSUs were redeemed for cash in accordance with the terms of the Executive DSU Plan.

(p)	Represents the value of Shares purchased by CPR pursuant to the matching provisions of the ESPP. It also includes the value of matching DSUs awarded under the Executive DSU Plan.

OPTIONS AND SAR GRANTS DURING 2006

The following table shows Options and SARs granted under MSOIP for each of the Named Executive Officers for the fiscal year ended December 31, 2006.

					Market Value of
			% of Total Options/		Securities Underlying
	Securities, Under		SARs Granted to	Exercise or Base	Options/SARs on the
	Options/SARs		Employees in	Price	Date of Grant	Expiration
Name	Granted(#)(a)		Fiscal Year	($/Security)	($/Security)	Date
F.J. Green	54,200		3.7	57.70	57.70	February 21, 2016
	45,900		3.1	57.70	57.70	February 21, 2011
	11,700	(b)	0.8	60.16	60.16	May 5, 2016
	16,500	(b)	1.1	60.16	60.16	May 5, 2011
R.J. Ritchie	93,200		6.3	57.70	57.70	February 21, 2016
	87,700		6.0	57.70	57.70	February 21, 2011
M.R. Lambert	20,000	(c)	1.4	63.45	63.45	November 20, 2016
B.W. Grassby	7,300		0.5	57.70	57.70	February 21, 2016
	5,100		0.3	57.70	57.70	February 21, 2011
	7,000	(d)	0.5	60.60	60.60	April 5, 2016
M.T. Waites	32,200		2.2	57.70	57.70	February 21, 2016
	22,800		1.6	57.70	57.70	February 21, 2011
N.R. Foot	18,500		1.3	57.70	57.70	February 21, 2016
	12,300		0.8	57.70	57.70	February 21, 2011
M.M. Szel	17,800		1.2	57.70	57.70	February 21, 2016
	11,800		0.8	57.70	57.70	February 21, 2011
B.M. Winter	8,100		0.6	57.70	57.70	February 21, 2016
	5,700		0.4	57.70	57.70	February 21, 2011

Notes:

(a)	Under the MSOIP, each Named Executive Officer was granted regular and performance-accelerated Options to purchase Shares on February 21, 2006, at an exercise price of $57.70. SARs are attached to 50% of the regular Options, which expire February 21, 2016. Performance-accelerated Options expire February 21, 2011. One half of regular Options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

(b)	F.J. Green was awarded a special grant of regular and performance-accelerated Options with a grant date of May 5, 2006, at an exercise price of $60.16 in recognition of his promotion to President and Chief Executive Officer.

(c)	M.R. Lambert was awarded a special grant of regular Options on November 20, 2006, at an exercise price of $63.45 upon CPR hiring him into the position of Executive Vice-President and Chief Financial Officer.

(d)	B.W. Grassby was awarded a special grant of regular Options on April 5, 2006, at an exercise price of $60.60, in recognition of his appointment as Acting Chief Financial Officer and Vice-President and Comptroller.

AGGREGATED OPTIONS AND SAR EXERCISES DURING 2006 AND YEAR-END OPTIONS AND SAR VALUES

The following table sets out information on the exercise by each of the Named Executive Officers of Options and SARs granted under the MSOIP for the fiscal year ended December 31, 2006, and the Options and SARs values at December 31, 2006.

						Value of Unexercised
			Unexercised Options & SARs			In-The-Money Options & SARs
	Securities Acquired	Aggregate Value	at Fiscal Year-End			at Fiscal Year-End
	on Exercise	Realized	Exercisable	Unexercisable		Exercisable	Unexercisable
Name	(#)	($)	(#)(b)(c)			($)(e)
F.J. Green	41,600	1,251,366	64,900	223,900		1,968,535	2,571,353
R.J. Ritchie	284,600	9,204,726	546,550	525,550		17,711,733	8,838,755
M.R. Lambert	0	0	0	20,000	(d)	0	0
B.W. Grassby	29,500	882,560	41,550	52,650		1,307,484	842,840
M.T. Waites(a)	242,425	7,433,005	0	0		0	0
N.R. Foot	30,200	842,200	62,200	90,100		1,923,717	1,518,360
M.M. Szel	30,700	952,462	70,225	82,500		2,297,554	1,332,695
B.M. Winter	21,200	583,620	23,900	50,300		718,400	919,145

Notes:

(a)	Options granted to Mr. Waites on February 21 2006, were forfeited following Mr. Waites’ resignation on April 14, 2006.

(b)	SARs are attached to 50% of the number of Options set out in the table, with the exclusion of performance-accelerated Options granted under the MSOIP.

(c)	One half of regular Options and SARs granted become exercisable two years after the grant, and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant, or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

(d)	Granted at $63.45 and therefore not in-the-money at year-end.

(e)	The value of unexercised in-the-money Options at December 31, 2006, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2006. The value of such underlying Shares on such date was $61.40. These Options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows, as of December 31, 2006, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

			Number of securities available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding Options,	Options, warrants and	(excluding securities reflected
	warrants and rights	rights	in column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)
Equity compensation plans approved by security holders	6,807,644	38.47	669,864
Equity compensation plans not approved by security holders	0	0	0
Total	6,807,644	38.47	669,864

The material features of the equity compensation plans referred to in the above table are described in Note 23 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006, and elsewhere in this Circular.

PENSION PLANS

As at December 31, 2006, CPR maintained a contributory defined benefit pension plan pursuant to which pensions are paid to eligible officers and employees of CPR at retirement. Under the Basic Pension Plan, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the former Basic Pension Plan member and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index to a maximum of 3% indexation. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act.

CPR also maintained a non-contributory Supplemental Pension Plan in which Executive Officers participate. The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. Annual incentive plan awards and notional awards approved by the Compensation Committee are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target level at retirement). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60. The Supplemental Pension Plan also provides additional benefits for executives who are hired in mid-career, subject to a five year vesting period.

A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension option and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly hired non-unionized employees have the option to participate in either the defined benefit or DC pension option.

The following table shows the aggregate annual retirement benefits payable under the Basic Pension Plan and the Supplemental Pension Plan upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2006 (exclusive of the amounts paid under the Canada Pension Plan or Quebec Pension Plan).

ANNUAL PENSION PAYABLE UPON RETIREMENT AT NORMAL RETIREMENT AGE
	Years of Service
Remuneration
Including	15	20	25	30	35
Bonus
$	$	$	$	$	$
300,000	137,797	153,114	163,303	171,487	200,068
400,000	187,108	207,531	221,115	231,487	270,068
500,000	238,327	262,944	279,318	291,487	340,068
600,000	288,020	317,560	337,209	351,487	410,068
700,000	342,523	374,689	396,084	411,487	480,068
800,000	392,902	429,663	454,116	471,487	550,068
900,000	443,282	484,638	512,147	531,487	620,068
1,000,000	504,980	545,525	572,494	591,487	690,068
1,200,000	608,003	656,657	689,020	711,487	830,068
1,400,000	711,025	767,789	805,546	831,487	970,068

Additional Pension Benefit Disclosure

Additional disclosure with respect to the pension benefits for the Named Executive Officers is provided in the following table. The amounts disclosed are estimates only and are subject to change over time. The 2006 current service cost and the accrued obligation at December 31, 2006 have been calculated using the same assumptions used to calculate CPR’s 2006 current service cost and December 31, 2006 benefit obligation for pensions as summarized in the Pensions and Other Benefits note to CPR’s December 31, 2006 consolidated financial statements, with the exception of the assumed retirement date. Named Executive Officers who have exceeded the retirement date as per the assumptions referenced above (N. R. Foot) are assumed to retire at the end of 2007, although their actual retirement dates may differ.

							Projected
	Accrued	2006 Pension	2006 Pension	Accrued	Years		Annual
	Obligation at	Costs relating to	Costs of Non-	Obligation at	of Credited	Years of	Benefit
	December 31,	Compensatory	Compensatory	December 31,	Service at	Credited	Payable at
Named	2005	Changes(a)	Changes(b)	2006	December 31,	Service at	Age 65(e)
Executive Officer	($)	($)	($)	($)	2006	Age 65	($)
F.J. Green	6,822,000	1,482,000	(319,000)	7,985,000	28.58	35.00	760,000
M.R. Lambert	0	42,000	(1,000)	41,000	0.17	30.00 (d)	105,000
B.W. Grassby	352,000	135,000	(16,000)	471,000	14.17 (c)	30.00 (c)	130,000
N.R. Foot	3,602,000	136,000	(158,000)	3,580,000	31.83	35.00	295,000
M.M. Szel	3,010,000	123,000	(40,000)	3,093,000	28.50	35.00	285,000
B.M. Winter	2,070,000	718,000	(76,000)	2,712,000	28.67	35.00	260,000

(a)	Includes the 2006 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(b)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions, and experience gains or losses other than compensation related gains or losses.

(c)	Includes 8.58 years of deemed credited service for Mr. Grassby.

(d)	Includes 16.17 years of deemed credited service for Mr. Lambert.

(e)	Assumes no increase in base salary; assumes average bonus included in pensionable earnings is based on the lesser of target bonus and the average of the best five years’ bonuses to date.

Mr. Ritchie, the former Chief Executive Officer, retired during 2006 and elected a pension. The equivalent lump sum value of his pension at his retirement date of June 1, 2006 was $12,582,000. Mr. Waites, the former CFO, voluntarily terminated employment with the company on April 14, 2006 and received a lump sum of $1,623,000.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS

Employment Contracts

Similar to other CPR management employees, Mr. Green, Mr. Foot, and Ms. Szel, are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, they would be subject to CPR’s severance policy governing severance payable for involuntary terminations of management employees. CPR uses employment agreements in specific new hire situations. In the event of termination without cause, Mr. Grassby, Acting CFO from April 3 to October 16, 2006, would be eligible for severance payment equivalent to the greater of 12 months’ salary or the amount determined by CPR’s severance policy applicable at the time of termination and Mr. Lambert would be eligible to severance of eighteen months’ of annual base salary.

Change of Control Agreements

If a change in control of CPR occurs, each active Named Executive Officer is entitled to receive, pursuant to the terms of their severance agreements, certain severance benefits. The terms of Change of Control Agreements were updated in 2006 with these updates applying to any new agreements executed. Since CPR hired Mr. Lambert in 2006, his Change of Control Agreement reflects the recent updates. For each Named Executive Officer including the CEO, severance benefits are triggered if, within the three-year period (two-year period for Mr. Lambert) following the change in control, the individual’s employment is terminated other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits.

Each active Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other active Named Executive Officers). Each change of control severance agreement also provides that the active Named Executive Officer is entitled to certain benefits, including payments under CPR’s compensation plans and the continuation of certain benefits for the duration of the severance period.

SUPPLEMENTAL DISCLOSURE: TOTAL COMPENSATION SUMMARY FOR THE NAMED EXECUTIVE OFFICERS

While some of the information in the following tables appears on previous pages in the required or suggested disclosure format, information with respect to the compensation of the Named Executive Officers has been consolidated in order to provide greater disclosure and clarity for shareholders.

F.J. Green(a)
President & CEO

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	675,000	600,000	460,000
Cash bonus	826,916	581,288	285,143
Total Cash	1,501,916	1,181,288	745,143

Equity
Options(b)	1,538,473	690,251	576,940
DSUs(c)	135,571	103,085	111,086
Total Equity	1,674,044	793,336	688,026
Total Direct Compensation	3,175,960	1,974,624	1,433,169
Other Annual Compensation(d)	80,342	53,939	45,828
Pension Service and Compensation Cost(e)	1,482,000	1,846,000	1,571,000
Total	4,738,302	3,874,563	3,049,997

Notes

(a)	Mr. Green was appointed Executive Vice-President, Operations and Marketing in January 2004, Executive Vice-President and Chief Operating Officer in October 2004, President and Chief Operating Officer in November 2005, and CEO in May 2006.

(b)	For each of the years, the amount represents the expected future value of: 33,800 regular and 28,200 performance Options granted at an option price of $32.50 in 2004; 35,300 regular and 28,800 performance Options granted at an option price of $42.05 in 2005; 54,200 regular and 45,900 performance Options granted at an option price of $57.70 in 2006; and on appointment to CEO Mr. Green was granted 11,700 regular and 16,500 performance Options at an option price of $60.16, under the MSOIP.

(c)	Represents the value of matching DSUs granted when he converted his Performance Incentive Plan award to DSUs to assist in reaching his ownership guideline.

(d)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(e)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

M.R. Lambert(a)
EVP & CFO

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	400,000	0	0
Cash bonus	50,000	0	0
Total Cash	450,000	0	0

Equity
Options(b)	304,560	0	0
DSUs(c)	800,000	0	0
Total Equity	1,104,560	0	0
Total Direct Compensation	1,554,560
Other Annual Compensation(d)	4,525	0	0
Pension Service and Compensation Cost(e)	42,000	0	0
Total	1,601,085	0	0

Notes

(a)	Mr. Lambert was appointed CFO in October 2006.

(b)	The amount represents the expected future value of: 20,000 regular Options granted at an option price of $63.45 in 2006 under the MSOIP.

(c)	Represents the value of discretionary and corresponding matching DSUs granted upon hire.

(d)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(e)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

B.W. Grassby(a)
VP & Comptroller

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	230,000	201,000	195,000
Cash bonus	248,598	126,630	75,465
Total Cash	478,598	327,630	270,465

Equity
Options(b)	252,924	195,617	187,688
DSUs(c)	0	2,926	5,524
Total Equity	252,924	198,543	193,212
Total Direct Compensation	731,522	526,173	463,677
Other Annual Compensation(d)	46,264	45,545	41,337
Pension Service and Compensation Cost(e)	135,000	68,000	47,000
Total	912,786	639,718	552,014

Notes

(a)	Mr. Grassby served as Acting Chief Financial Officer and Vice-President and Comptroller from April 3 to October 16, 2006.

(b)	For each of the years, the amount represents the expected future value of: 9,900 regular and 11,000 performance Options granted at an option price of $32.50 in 2004; 9,000 regular and 9,800 performance Options granted at an option price of $42.05 in 2005; 7,300 regular and 5,100 performance Options granted at an option price of $57.70 in 2006; and 7,000 regular Options at an option price of $60.60 on appointment as Acting Chief Financial Officer during 2006, under the MSOIP.

(c)	Represents the value of matching DSUs granted.

(d)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(e)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

N.R. Foot(a)
Executive VP Operations

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	316,000	301,000	295,000
Cash bonus	218,040	222,740	137,064
Total Cash	534,040	523,740	432,064

Equity
Options(b)	376,839	368,526	358,085
Total Equity	376,839	368,526	358,085
Total Direct Compensation	910,879	892,266	790,149
Other Annual Compensation(c)	49,439	41,522	39,228
Pension Service and Compensation Cost(d)	136,000	193,000	89,000
Total	1,096,318	1,126,788	918,377

Notes

(a)	Mr. Foot was appointed Executive Vice-President Operations on August 1, 2006.

(b)	For each of the years, the amount represents the expected future value of: 21,400 regular and 16,800 performance Options granted at an option price of $32.50 in 2004; 19,200 regular and 14,800 performance Options granted at an option price of $42.05 in 2005; and 18,500 regular and 12,300 performance Options granted at an option price of $57.70 in 2006, under the MSOIP.

(c)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

M.M. Szel
Sr. VP Marketing & Sales

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	304,000	290,000	275,000
Cash bonus	212,800	214,600	114,675
Total Cash	516,800	504,600	389,675

Equity
Options(a)	362,241	362,219	257,758
Total Equity	362,241	362,219	257,758
Total Direct Compensation	879,041	866,819	647,433
Other Annual Compensation(b)	49,812	36,249	37,720
Pension Service and Compensation Cost(c)	123,000	349,000	142,000
Total	1,051,853	1,252,068	827,153

Notes

(a)	For each of the years, the amount represents the expected future value of: 13,600 regular and 15,100 performance Options granted at an option price of $32.50 in 2004; 18,900 regular and 14,500 performance Options granted at an option price of $42.05 in 2005; and 17,800 regular and 11,800 performance Options granted at an option price of $57.70 in 2006, under the MSOIP.

(b)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

B.M. Winter(a)
Sr. VP Operations

	2006	2005	2004
	($)	($)	($)
Cash
Base salary (as at December 31)	280,000	223,000	215,000
Cash bonus	192,074	114,393	86,430
Total Cash	472,074	337,393	301,430

Equity
Options(b)	168,080	215,338	204,750
Total Equity	168,080	215,338	204,750
Total Direct Compensation	640,154	552,731	506,180
Other Annual Compensation(c)	46,441	44,546	42,170
Pension Service and Compensation Cost(d)	718,000	152,000	75,000
Total	1,404,595	749,277	623,350

Notes

(a)	Mr. Winter was appointed Senior Vice-President Operations on August 1, 2006.

(b)	For each of the years, the amount represents the expected future value of: 10,800 regular and 12,000 performance Options granted at an option price of $32.50 in 2004; 9,900 regular and 10,800 performance Options granted at an option price of $42.05 in 2005; and 8,100 regular and 5,700 performance Options granted at an option price of $57.70 in 2006, under the MSOIP.

(c)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

R.J. Ritchie
Chief Executive Officer (Retired)

	2006	2005	2004
	($)	($)	($)
Cash
Base salary(a)	434,118	860,000	825,000
Cash bonus	460,907	1,128,750	800,000
Total Cash	895,025	1,988,750	1,625,000

Equity
Options(b)	2,150,883	2,062,384	1,875,055
Total Equity	2,150,883	2,062,384	1,875,055
Total Direct Compensation	3,045,908	4,051,134	3,500,055
Other Annual Compensation(c)	74,433	90,349	85,514
Pension Service and Compensation Cost(d)	n/a	584,000	511,000
Total	3,120,341	4,725,483	4,096,569

Notes

(a)	Mr. Ritchie’s annual salary was $860,000. This value reflects the salary earned in 2006.

(b)	For each of the years, the amount represents the expected future value of: 98,900 regular and 109,900 performance Options granted at an option price of $32.50 in 2004; 94,900 regular and 103,300 performance Options granted at an option price of $42.05 in 2005; and 93,200 regular and 87,700 performance Options granted at an option price of $57.70 in 2006, under the MSOIP.

(c)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(d)	Mr. Ritchie retired on June 1, 2006 and elected a pension. The 2006 cost reflects the fact that Mr. Ritchie reached his maximum 35 years of credited service in 2005 and that he did not receive a 2006 salary increase.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

M.T. Waites(a)
CFO (Former)

	2006	2005	2004
	($)	($)	($)
Cash
Base salary(b)	117,291	400,000	385,000
Cash bonus	0	365,000	234,321
Total Cash	117,291	765,000	619,321

Equity
Restricted share units(c)	0	1,203,600	0
Options(d)	669,551	577,094	576,940
Total Equity	669,551	1,780,694	576,940
Total Direct Compensation	786,842	2,545,694	1,196,261
Other Annual Compensation(e)	26,126	42,145	40,962
Pension Service and Compensation Cost(f)	n/a	228,000	104,000
Total	812,968	2,815,839	1,341,223

Notes

(a)	Mr. Waites resigned on April 14, 2006.

(b)	Mr. Waites’ annual salary was $415,000. This value reflects the salary earned in 2006.

(c)	Mr. Waites was granted 30,000 restricted share units in January 2005, valued at $1,461,300 based on a share price of $48.71 as at December 31, 2005. The restricted share units were subject to time vesting and would have vested on August 1, 2007 and were subsequently forfeited in April 2006 upon Mr. Waites’ resignation.

(d)	For each of the years, the amount represents the expected future value of: 33,800 regular and 28,200 performance Options granted at an option price of $32.50 in 2004; 29,500 regular and 24,100 performance Options granted at an option price of $42.05 in 2005; and 32,200 regular and 22,800 performance Options granted at an option price of $57.70 in 2006, under the MSOIP.

(e)	Represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(f)	Mr. Waites resigned from the Corporation on April 14, 2006 and received a lump sum settlement of his pension entitlement value.

PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning December 31, 2001 to the period ending December 31, 2006.

	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006
CPRL	100.00	98.19	117.12	133.62	160.36	204.61
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	184.89

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2006, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CPR to, any of the directors or Executive Officers or any of their associates.

ADDITIONAL ITEMS

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

CPRL carries on its own behalf, and on behalf of its subsidiaries, a directors’ and officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US $125,000,000 subject to a zero deductible for directors and officers (applicable when CPR is not legally permitted or cannot indemnify the Directors or Officers), and a corporate deductible for company reimbursement of US $1,000,000 or US $2,500,000 in cases where a director or officer is reimbursed by CPR or a subsidiary for any loss covered by the policy. The US $2,500,000 deductible applies to US securities claims. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPR in 2006 in respect of its directors and officers as a group was US $427,180 and US $959,820 respectively. The aggregate amount of the premiums paid by the directors and officers of CPR in respect of the year was approximately $92 and $417, respectively.

CORPORATE GOVERNANCE

The Corporation’s board of directors and management believe that good corporate governance practices are essential to the effective management of CPR and to the protection of its investors, employees and other stakeholders. The board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization. CPR’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CPR.

The Governance Guidelines, set out the governance standards and requirements, applicable in Canada. In addition to the Governance Guidelines, CPR, as a foreign private issuer in the United States with securities listed on the NYSE, is also governed by the NYSE Standards.

As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements.

Code of Business Ethics

The Corporation’s Code of Business Ethics (“Code”) was last revised in late 2003 to ensure that it was in compliance with the NYSE Standards and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties; compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Corporation introduced mandatory annual on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. A copy of the Code is available on SEDAR at www.sedar.com, on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CPR’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Vice-President and Comptroller. It is available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CPR’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance and Nominating Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance and Nominating Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interest in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2006, no director had any material interest in a transaction with the Corporation.

Corporate Governance Principles and Guidelines

The Corporation’s Corporate Governance Principles and Guidelines were last amended in February, 2006. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CPR’s web site at www.cpr.ca and in print to any shareholder upon request.

Committee Terms of Reference

The Terms of Reference of each of the following committees of the Corporation are included in Appendix 2 to this Circular and are available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit Committee; the Governance and Nominating Committee; the Compensation Committee; the Environment & Safety Committee and the Pension Committee.

Director Independence

The Corporation’s board has adopted categorical standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110, for members of public company boards. These standards are explicitly set forth in Appendix 1 to this Circular. The board also conducted a comprehensive assessment of each of its members as against these standards and determined that a majority (11 of 12) of the directors of the Corporation have no material relationship with the Corporation and are independent. The independent directors are:

J.E. Cleghorn (Chair)
S.E. Bachand
T.W. Faithfull
J.P. Manley
L.J. Morgan
J.R. Nininger
M. Paquin
M.E.J. Phelps
R. Phillips
H.T. Richardson
M.W. Wright

Mr. F.J. Green is not independent by virtue of the fact that he is CEO.

Membership on Boards of Other Reporting Issuers

Several of the directors of the Corporation are also directors of other reporting issuers. A table showing those memberships is set out on page 12 of this Circular.

Executive Sessions of Non-Management Directors

The Governance and Nominating Committee of the board is comprised of all the independent directors on the board and is required by its Terms of Reference to meet at least quarterly and at such other times as it deems appropriate. The Governance and Nominating Committee met five times during 2006; these meetings occurred at each meeting of the board. It is chaired by Mr. J.E. Cleghorn. Interested parties may communicate directly with Mr. Cleghorn by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue S.W.
Calgary, Alberta
Canada, T2P 4Z4

Board Chair

The chair of the board, Mr. J.E. Cleghorn, is an independent director.

Mr. Cleghorn was appointed chair by the board on May 5, 2006 upon the retirement of Mr. J.E. Newall. Interested parties may contact Mr. Cleghorn by writing him at the Office of the Corporate Secretary of the Corporation at the above address, and all communications received at this address will be forwarded to him.

Attendance of Directors at Meetings

Each director is expected to attend each meeting of the board and the board committees of which he or she is a member. Information relevant to the considerations of matters by the board or board committees at a meeting will, whenever possible, be distributed to the directors in advance of the meeting date so as to permit directors to prepare for a discussion of such matters. Directors may consider the interests of constituencies such as employees, customers, suppliers, and the public at large in determining the long and short term interests of the Corporation and its shareholders.

The attendance record of each director for all board meetings held in 2006 is set out on page 13 of this Circular.

Nomination of Directors

The Governance and Nominating Committee, in addition to other responsibilities, identifies and recommends to the board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the board which takes into account:

(i)	what competencies and skills the board, as a whole, should possess;

(ii)	what competencies, skills and personal and other qualities the existing directors possess;

(iii)	in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation; and

(iv)	the size of the board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the board. The board regularly reviews and updates a list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates.

The Governance and Nominating Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Other responsibilities of the Governance and Nominating Committee are set forth in its Terms of Reference.

Orientation and Continuing Education of Directors

The Corporate Secretary’s Office prepares and updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all board and committee terms of reference, the Corporation’s charter documents and Disclosure and Insider Trading/Reporting Policy, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, the Corporation’s Corporate Governance Principles and Guidelines, the Code of Business Ethics, the Code of Ethics for CEO and Senior Financial Officers; and the position descriptions for the board chair, chairs of the board committees and the CEO.

A formalized program of director education has been approved by the board. Under this program presentations are regularly made to the board on different aspects of the business and operations of the Corporation and its subsidiaries. In addition the board is regularly escorted on educational tours of operating sites of the Corporation’s railway. During 2006 our directors’ education program included:

•	a tour of a major railway yard in Calgary, Alberta;

•	a tour of Chicago, Illinois area railway facilities, including a tour of an intermodal yard;

•	a tour of Minneapolis/St. Paul, Minnesota area railway facilities, including a tour of a railway mechanical shop;

•	a tour of Montreal, Quebec area railway facilities, including a tour of the Port of Montreal;

•	a presentation reviewing competitive factors in the railway industry;

•	a presentation on developments in industries served by our railway; and

•	a presentation on railway network capacity and factors influencing it.

In addition, from time to time the Corporation arranges for members of the board to meet with employees, customers and other stakeholders to discuss matters relating to the Corporation’s business and operations.

New directors are offered educational opportunities aimed at orienting them to the role of the board and its committees and to the Corporation’s business.

Detailed annual board and board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective board candidates are provided with general information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents.

Board Mandate

The board has adopted Corporate Governance Principles and Guidelines which provide that the board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The board’s Terms of Reference, which are set out in Appendix 2 of this Circular provide, among other things, that the board is responsible for:

(i)	the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the board has plenary power, its Terms of Reference are intended not to limit the power of the board but to assist it in the exercise of its powers and the fulfillment of its duties.

(ii)	to the extent feasible, satisfying itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization. The Compensation Committee establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance and Nominating Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

(iii)	adopting a strategic planning process and annually approving a strategic plan that takes into account, among other things, the opportunities and risks of the Corporation’s business. One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. At this meeting, the board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the board.

(iv)	with the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate risk assessment and risk management policies to manage these risks, and reviewing and providing guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

(v)	developing, upon recommendation of the Compensation Committee, and monitoring a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management. The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of VP and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

(vi)	developing and maintaining a disclosure and insider trading and reporting policy, which addresses how the Corporation will communicate and interact with analysts and the public. The board of directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim MD&A, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

(vii)	monitoring the integrity of the Corporation’s internal controls, disclosure controls and procedures and management information systems. The board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of SOA, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment management determined that the Corporation maintained effective control over financial reporting as of December 31, 2006.

(viii)	considering recommendations of the Governance and Nominating Committee regarding the Corporation’s approach to governance issues and adopting corporate governance principles and guidelines for the Corporation. The Governance and Nominating Committee is responsible for developing the Corporation’s approach to corporate governance issues. The Governance and Nominating Committee has developed, and reviewed from time to time, Corporate Governance Principles and Guidelines for the Corporation, which the board has approved and amended, from time to time, on the recommendation of the Governance and Nominating Committee. These guidelines were last amended in 2006 when they were revised to include majority voting provisions as described on page 5.

(ix)	developing and periodically reviewing policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the board, senior management and the Disclosure Policy Committee.

Position Descriptions

Written position descriptions have been developed and approved by the board for the board chair and the chairs of the board committees. A written position description for the CEO has been developed and approved by the board and the CEO.

The board chair’s position guide provides, among other things, that the chair is responsible for:

•	establishing efficient and effective procedures to govern the board’s operation and function and ensuring that a process is in place for assessment of the effectiveness of the board and board committees and the contribution of individual directors;

•	collaborating with the CEO in setting the boards’ agenda and consulting with the board committee chairs with respect to the committee agendas;

•	ensuring that board meetings are conducted in a manner that facilitates full participation and discussions by the board and that the board receives appropriate briefing materials in a timely fashion;

•	ensuring that the board meets regularly without management and non-independent directors;

•	ensuring that the directors have access to adequate resources;

•	acting as a liaison between the board and management;

•	presiding at meetings of the shareholders; and

•	serving as an advisor to the CEO and other members of senior management.

The committees chairs’ position guide includes responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the corporate secretary and in consultation with the board chair;

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion;

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation; and

•	liaising with the CEO and senior management between committee meetings to ascertain whether committee members should be advised of developments.

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the board;

•	managing the Corporation’s business in accordance with the board approved strategy, business plan and budget;

•	implementing board approved decisions and policies;

•	identifying and managing risks and opportunities which the Corporation faces in day to day operation;

•	establishing and maintaining an ethical work environment which supports the Corporation’s vision and values and are aligned with the strategy, business plan and budget;

•	collaborating with the board chair in setting board agendas;

•	ensuring that the board is informed and advised of all relevant trends and developments in the Corporation’s business;

•	ensuring that the Corporation’s policies and operations are in accordance with and fulfill government and regulatory requirements; and

•	regularly reporting to the board with respect to board approved policies and decisions.

Audit Committee Financial Experts

The following individuals comprise the current membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and Multilateral Instrument 52-110:

John P. Manley
Madeleine Paquin
Roger Phillips
Hartley T. Richardson
Michael W. Wright

Mr. Manley and Mr. Richardson were appointed by the board to the Audit Committee on May 5, 2006. Prior to May 5, 2006, Mr. J.E. Cleghorn and Mr. S.E. Bachand were members of the Audit Committee.

Each of the aforementioned directors, except Ms. Paquin, has been determined by the board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committee. The SEC requires at least one financial expert on an audit committee.

Each of the aforementioned directors has also been determined by the board to be independent within the criteria referred to above under the subheading “Director Independence”.

Financial Literacy of Audit Committee Members

The board has determined that all members of the Audit Committee, except Ms. Paquin, have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The board has determined that all members of the Audit Committee are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.

Service on Other Public Company Audit Committees

The board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the CPRL board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.

No member of the Audit Committee serves on the audit committees of more than two public companies in addition to the Audit Committee of the Corporation.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CPR by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CPR by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s VP and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Non-audit services that its independent auditors are prohibited from providing to CPR may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CPR’s Director, Internal Audit.

Other Board Committees

All committees of the board are comprised solely of directors who are independent.

In addition to the Audit Committee, the Compensation Committee and the Governance and Nominating Committee, the board has also appointed an Environment & Safety Committee and a Pension Committee.

The Environment & Safety Committee assists the board in fulfilling its oversight duties with respect to safety, security, occupational health and environmental matters affecting the Corporation and its employees. The Pension Committee assists the board in overseeing the management of the Corporation’s pension plans and the pension trust fund.

Assessments

Upon the recommendation of the Governance and Nominating Committee the board has developed a process for assessing the effectiveness and contribution of the board, board committees and individual directors. Under this process a survey of board effectiveness is completed annually by each director. The results of the survey are then compiled and analyzed by independent consultants and forwarded to the Governance and Nominating Committee for review. The Governance and Nominating Committee considers and discusses the results of the survey and makes such recommendations as it deems appropriate to address issues, if any, identified in the report and subsequent discussion. The board then receives and reviews the recommendations of the Governance and Nominating Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance and Nominating Committee.

Comparison of Corporate Governance Practices with NYSE Standards

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

CEO and CFO Certification

The certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC (the “302 Certifications”) thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of Multilateral Instrument 52-109.

This disclosure statement on corporate governance, including Appendices 1 and 2, has been prepared by the Governance and Nominating Committee of the board and has been approved by the board of directors.

SHAREHOLDER PROPOSALS

Any shareholder proposals to be included in the Circular to be issued in respect of the 2008 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by December 3, 2007.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary at Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2006 Annual Information Form (which Form is filed with the SEC as part of a Form 40-F), the 2006 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2006, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2006, and this Circular.

Copies of the aforementioned documents as well as additional information relating to the Corporation may be found on the CPR web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.

Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta
March 2, 2007

APPENDIX 1

DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation:

NYSE Independence Criteria

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S. $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(A) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

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Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent;

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.

National Instrument 58-101 and Multilateral Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

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5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

Multilateral Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

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B.	BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green, is independent to the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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APPENDIX 2

TERMS OF REFERENCE

BOARD AND COMMITTEES

CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

BOARD OF DIRECTORS

TERMS OF REFERENCE

The Term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors” and “Board of Directors” shall refer to the Board, Directors or Board of Directors of CPRL or CPRC, as applicable.

A.	Board of Directors and Procedures

1.	Purpose

The Canada Business Corporations Act (“CBCA”) provides that the Board of Directors (“Board”) shall manage, or supervise the management of, the business and affairs of the Corporation subject to any unanimous shareholder agreement, and further that every director and officer shall: act honestly and in good faith with a view to the best interests of the corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

As the Board has overall plenary power, these Terms of Reference are intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties.

2.	Composition of the Board of Directors

The members of the Boards of both CPRL and CPRC shall be identical. The election of directors is by the shareholders; however, it is a policy of the Board that a majority of the Directors shall meet all applicable requirements and guidelines for Board service, including requirements and guidelines with respect to being independent and unrelated to the Corporation, set forth in applicable securities laws, Canadian Securities Administrators’ policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for Board membership shall be affirmatively made by the full Board based on a broad consideration of all relevant facts and circumstances.

3.	Election of Directors

The Board shall propose, upon recommendation by its Corporate Governance and Nominating Committee (the “CGNC”), nominees to the Board for election by shareholders at the Corporation’s annual meeting of shareholders.

4.	Appointment of Board Chair

The Board shall appoint a Chair, who shall meet the independence requirements set forth in paragraph 2 of these Terms of Reference and shall not be an officer of the Corporation or any of its affiliates.

5.	Meetings of Independent Directors

The independent Directors on the Board shall meet at regularly scheduled sessions without management participation. The independent directors shall designate, and the Corporation shall disclose in the Corporation’s management proxy circular the name of, the Director who will preside at such executive sessions.

6.	Attendance of Others at Board Meetings

At the invitation of the Chair of the Board, individuals who are not Directors may attend any meeting of the Board.

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7.	Directors’ Duties

Each Director is expected to attend each meeting of the Board and the Board Committees of which he or she is a member. Information relevant to the Board’s or a Committee’s consideration of matters to be discussed at a meeting will, whenever possible, be distributed to Directors sufficiently in advance of the meeting date to permit Directors to prepare for a discussion of such matters. Sensitive subject matters may be discussed at meetings of the Board or relevant Committee without written materials being distributed to Directors. Directors may consider the interests of constituencies such as employees, customers, suppliers and the public at large in determining the long and short-term interests of the Corporation and its shareholders.

8.	Remuneration of Directors

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors of the Corporation.

9.	Use of Outside Legal, Accounting or Other Advisers

Individual members of the Board may engage outside, legal, accounting or other advisers, at the expense of the Corporation, to obtain advice and assistance in respect of matters relating to their duties, responsibilities and powers as Directors, provided such engagement is first approved by the CGNC.

B.	Mandate

10.	Management is responsible for the management of the Corporation. The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:

Committees and Committee Terms of Reference

a)	establish an Audit, Finance and Risk Management Committee (the “AFRMC”), a Management Resources and Compensation Committee (the “MRCC”), an Environmental and Safety Committee (the “ESC”), a Pension Trust Fund Committee (the “PTFC”) and the CGNC, each comprised entirely of independent Directors, and may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee;

b)	consider recommendations of the CGNC from time to time regarding the composition and terms of reference of the committees of the Board;

Corporate Governance

c)	consider recommendations of the CGNC regarding the Corporation’s approach to governance issues and the adoption of corporate governance principles and guidelines for the Corporation, as well as the disclosure thereof in the Corporation’s annual report or management proxy circular;

d)	consider recommendations of the CGNC regarding the adoption of:

•	a code of business ethics applicable to Directors, officers and employees of the Corporation prescribing standards that are reasonably designed to promote integrity and honest and ethical conduct and deter wrongdoing, and

•	a code of ethics applicable to the CEO and senior financial officers of the Corporation prescribing standards that are reasonably designed, in addition to deterring wrongdoing and promoting integrity and honest and ethical conduct, to promote full, fair, accurate, timely and understandable disclosure in accordance with applicable legal requirements, compliance with applicable governmental laws, rules and

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regulations, the prompt internal reporting of violations of the latter code, and accountability for adherence to such code, and monitor any waivers granted by the CGNC from the aforementioned codes;

e)	develop and annually review a disclosure and insider trading and reporting policy for the Corporation that, inter alia: addresses how the Corporation shall interact with analysts and the public; and contains measures for the Corporation to avoid selective disclosure;

f)	monitor the integrity of the Corporation’s internal control, disclosure controls and procedures and management information systems;

g)	develop and periodically review policies with respect to decisions and other matters requiring Board approval;

h)	develop and periodically review policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation;

Strategy

i)	adopt a strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risk of the Corporation’s business;

Audit, Finance and Risk Management

j)	authorize the AFRMC to assist the Board in overseeing:

(i)	the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management,

(ii)	the Corporation’s compliance with legal and regulatory requirements,

(iii)	the qualifications and independence of the Corporation’s external auditors, and

(iv)	the performance of the Corporation’s internal audit function and external auditors;

k)	with the assistance of the AFRMC, identify the principal risks of the Corporation’s business and ensure the implementation of appropriate risk assessment and risk management policies and processes to manage these risks, and review and provide guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes;

Environmental and Safety Matters

l)	consider reports and recommendations of the ESC with respect to the Corporation’s environmental and safety policies and procedures and any issues relating to environmental and safety matters and management’s response thereto;

Succession Planning

m)	develop, upon recommendation of the MRCC, and monitor a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management;

Oversight and Compensation of Management

n)	consider recommendations of the MRCC with respect to:

(i)	the appointment and compensation of senior officers of the Corporation at the level of Vice-President and above, other than the Chief Executive Officer,

(ii)	the compensation philosophy for the Corporation generally,

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase or other similar plans, in which officers are or may be eligible to participate, and

(iv)	the amendment of the Corporation’s retirement plans;

o)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

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p)	communicate to management and periodically review the Board’s expectations regarding management’s performance and conduct of the affairs of the Corporation;

Directors Qualifications, Compensation, Education and Orientation

q)	consider the advice and input of the CGNC regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making,

and propose nominees for election as Directors;

r)	consider recommendations of the CGNC with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director;

s)	develop a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its committees and the contributions that individual Directors are expected to make, and develop a program of continuing education for all Directors, so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Corporation’s business remains current;

Position Descriptions

t)	develop clear position descriptions for the Chairman of the Board and the Chairs of each of the Board Committees and, together with the Chief Executive Officer, develop a clear position description for the Chief Executive Officer which delineates management’s responsibilities;

Assessment of Board and Committee Effectiveness

u)	consider recommendations of the CGNC for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board and the contribution of individual Directors, which assessments shall be made annually.

December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The purposes of the Audit, Finance and Risk Management Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

•	the review of the annual and interim financial statements of the Corporation;

•	the integrity and quality of the Corporation’s financial reporting and systems of internal control, and risk management;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors; and

•	the performance of the Corporation’s internal audit function;

and to prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The Corporation’s external auditors shall report directly to the Committee.

2.	Composition of Committee

The members of the Committee of each of CPRL and CPRC shall be identical and shall be Directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Corporation shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

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4.	Committee Chair

The Board shall appoint a Chair for the Committee from among the Committee members.

5.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

7.	Meetings

The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.

8.	Quorum

Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.

11.	Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

12.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

13.	Report to Shareholders

The Committee shall prepare a report to shareholders or others, concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.

14.	Guidelines to Exercise of Responsibilities

The Board recognizes that meeting the responsibilities of the Committee in a dynamic business environment requires a degree of flexibility. Accordingly, the procedures outlined in these Terms of Reference are meant to serve as

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guidelines rather than inflexible rules, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

15.	Use of Outside Legal, Accounting or Other Advisers; Appropriate Funding

The Committee may retain, at its discretion, outside legal, accounting or other advisors, at the expense of the Corporation, to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers as provided for or imposed by these Terms of Reference or otherwise by law.

The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:

(i)	compensation of any outside advisers as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; or

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.

16.	Remuneration of Committee Members

No member of the Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

B.	Mandate

17.	The Committee’s role is one of oversight. Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly, for maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Corporation complies with its public disclosure obligations, and for ensuring compliance by the Corporation with legal and regulatory requirements. The external auditors are responsible for auditing the Corporation’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Corporation’s financial statements or the external auditors’ work.

The Committee shall:

     Audit Matters

     External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;

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     Management’s/Internal Auditors’ Reports on External Audit Issues

b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;

     Annual Financial Reporting Documents and External Auditors’ Report

c)	meet to review with management, the internal auditors and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:

(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;

d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;

     Interim Financial Statements and MD&A

e)	review with management, the internal auditors and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;

     Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

     Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;

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     Oversight of External Auditors

h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;

     Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;

     External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

     External Auditors’ Independence

k)	review and discuss, at least annually, with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation,

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;

     Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;

     Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting any pre-approvals granted pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, reliance on internal controls and audit approach);

o)	review the external auditors’ engagement letter;

     Oversight of Internal Audit

p)	oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Chief Internal Auditor; afford the Chief Internal Auditor unrestricted access to the Committee;

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review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

q)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;

     Internal Controls and Financial Reporting Processes

r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

     Complaints Processes

t)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management and the internal auditors these procedures and any significant complaints received;

     Separate Meetings with External Auditors, Internal Audit, Management

u)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;

     Finance

v)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

w)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;

     Risk Management

x)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

y)	review management’s program to obtain appropriate insurance to mitigate risks;

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     Terms of Reference and Performance Evaluation of Committee

z)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.

     Other

aa)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

bb)	Report regularly to the Board of Directors on the activities of the Committee.

March 2, 2007

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The Corporate Governance and Nominating Committee (the “Committee”) has overall responsibility for monitoring and assessing the functioning of the Board and the Committees thereof, and for developing and implementing good corporate governance practices. In addition, the Committee:

a)	identifies individuals qualified to become board members and recommends to the Board the Director nominees for the annual meetings of shareholders; and

b)	has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

2.	Composition of Committee

The membership of the Committee shall be comprised of not less than three Directors and not more than the number of Directors who are not officers or employees of the Corporation. No Director who is an officer or employee of the Corporation or any of its subsidiaries shall be a member of the Committee. All members of the Committee shall meet all requirements and guidelines for corporate governance and nominating committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.

6.	Absence of Committee Chairman

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

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8.	Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least quarterly and at such other times as it deems appropriate, without management being present when the Committee deems appropriate.

9.	Quorum

Three members of the Committee shall constitute a quorum.

10.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

12.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

B.	Mandate of Committee

14.	The Committee shall:

Board Composition, Director Criteria and Director Nominations, Etc.

a)	review from time to time and report to the Board regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making;

and identify and recommend to the Board qualified Director nominees for appointment or election at the annual meeting of shareholders consistent with the criteria approved by the Board and after taking into account the aforementioned matters;

b)	consider nominees, if any, recommended by the shareholders for election as directors;

c)	have sole authority to:

(i)	retain and terminate any search firm to be used to identify director candidates, and

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(ii)	to approve the search firm’s fees and other retention terms;

d)	review from time to time the retirement age for directors;

Directors’ Compensation

e)	conduct, at least annually, a review of compensation for Board and Committee service, taking into account such issues as the time commitment, compensation provided by comparable companies, responsibilities of directors, and similar matters, and recommend any change in compensation to the Board for its consideration;

Effectiveness of Board, Committees and Directors

f)	annually review and evaluate the performance and effectiveness of the Board, its committees, including the Committee, and individual Directors and make any recommendations thereon; and in so doing consider:

(i)	in the case of the Board or a Committee, its terms of reference; and

(ii)	in the case of an individual Director, the applicable position description(s), as well as the competencies and skills each individual is expected to bring to the Board;

g)	assess the effectiveness of the working relationship and communications between the Board and management of the Corporation and its subsidiaries;

h)	review any surveys completed by Directors dealing with effectiveness of the operation of the Board;

i)	assess the availability, relevance and timeliness of information required by the Board;

Board and Committee Mandates and Committee Composition

j)	review from time to time, and at least annually, the terms of reference of the Board and the composition and terms of reference of the various Committees of the Board, and make recommendations thereon to the Board;

Corporate Governance

k)	develop, recommend to the Board, and review from time to time a code of business ethics applicable to the Corporation a code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation (collectively, the “Codes”) and a set of corporate governance principles and guidelines for the Corporation;

l)	monitor compliance with the Codes and waivers from compliance therefrom and ensure that any issues relating to governance which are identified by the Directors are raised with management;

m)	review and, if deemed appropriate, approve any waivers of the Codes for executive officers or directors and promptly disclose such waivers to the shareholders;

n)	undertake such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation;

o)	review the Corporation’s disclosure of, or periodically disclose, if required, any significant ways in which the Corporation’s governance practices differ from those set forth in the New York Stock Exchange Listing Standards and in the Corporate Governance Guidelines of the Toronto Stock Exchange or, when and if adopted, corporate governance guidelines of the Canadian Securities Administrators;

CEO Performance Evaluations and Compensation

p)	conduct performance evaluations of the Chief Executive Officer in accordance with the performance evaluation process designed by the Management Resources and Compensation Committee and report the findings thereof to that Committee for the purpose of enabling it to make recommendations regarding compensation for the Chief Executive Officer;

q)	establish the compensation for the Chief Executive Officer, taking into account the recommendations of the Management Resources and Compensation Committee;

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Public Policy Review

r)	review, from time to time, major issues of public policy relevant to the business of the Corporation and its subsidiaries;

Engagement of External Advisers

s)	be authorized to approve, in such circumstances as it considers appropriate, the engagement by any one or more Directors of outside advisers, such engagement to be at the Corporation’s expense; and

Miscellaneous

t)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED

HEALTH, SAFETY, SECURITY AND ENVIRONMENT COMMITTEE

TERMS OF REFERENCE

A.	Establishment of Committee and Procedures

1.	Composition of Committee

The Health, Safety, Security and Environment Committee (the “Committee”) shall consist of not less than three Directors and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries.

2.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time to hold office at the pleasure of the Board.

3.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than two Directors.

4.	Committee Chair

The Board shall appoint a Chair for the Committee.

5.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.

8.	Quorum

Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

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11.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

12.	Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

B.	Mandate of Committee

13.	The Committee shall:

a)	review with management on a periodic basis the existing environmental, safety, and occupational health practices and procedures of the Corporation and its subsidiaries; and be satisfied that adequate procedures are in place

(i)	for monitoring applicable legislation, regulatory requirements and industry standards, and

(ii)	for the review of such practices and procedures in light of changes to applicable legislation, regulatory requirements and industry standards;

b)	review periodically with management whether the Corporation’s environment, safety, and occupational health policies (or those of its subsidiaries) are being effectively implemented;

c)	review periodically management efforts focused on prevention and mitigation of problems and incidents related to significant environmental, safety, and occupational health issues, and major hazard analysis;

d)	review periodically the effectiveness of the response to, and management of, significant environmental, safety, and occupational health issues by the Corporation and its subsidiaries, as the case may be;

e)	review annually the appropriateness and sufficiency of current and planned accounting accruals for environmental costs and make recommendations, as appropriate, to the Audit, Finance and Risk Management Committee;

f)	review and consider, as appropriate, reports and recommendations issued by external parties relating to environmental, safety, and occupational health issues, together with management’s response thereto;

g)	review with management and make recommendations to the Board of Directors as appropriate on matters relating to the environment, safety, and occupational health;

h)	report, as appropriate, to the Board of Directors on the Corporation’s environment, safety, and occupational health policies and procedures and, if appropriate, make recommendations to the Board thereon; and

i)	monitor security issues arising from regulatory action taken in respect of security in the transportation industry by Canadian or United States federal, provincial, state or municipal regulators and applicable to the Corporation or its subsidiaries, and issues with government and government agencies arising therefrom and management’s response thereto. For clarity security does not include matters pertaining to the Canadian Pacific Railway Police Service.

14.	The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to retain such experts as it may require.

March 2, 2007

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The purposes of the Management Resources and Compensation Committee (the “Committee”) are to fulfill applicable public company compensation committee legal obligations and to assist the Board with its responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Corporation’s executives;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain senior officers;

•	the Corporation’s organizational health; and

•	succession planning.

2.	Composition of Committee

The Committee shall be comprised of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. All members of the Committee shall meet all requirements and guidelines for compensation committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws, securities commission policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.

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6.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

8.	Meetings

The Chair of the Committee or the Chairman of the Board or any two of its other members may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate, without management being present when the Committee deems appropriate.

9.	Quorum

Three members of the Committee shall constitute a quorum.

10.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram, e-mail or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

12.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	Review of Terms of Reference and Committee’s Performance

The Committee shall review its Terms of Reference as it deems appropriate and recommend changes to the Board. The Committee shall undertake an annual evaluation of the Committee’s performance.

B.	Mandate of Committee

14.	From time to time, the Committee shall consider and make recommendations to the Board concerning:

a)	the structure and reporting relationship of senior management of the Corporation and its major subsidiaries;

b)	succession planning for senior management positions in the Corporation;

c)	the appointment of persons to the rank of Vice-President and above;

d)	compensation philosophy for the Corporation generally;

e)	total compensation for officers of the rank of Vice-President and above, excluding the President and Chief Executive Officer, including salaries, annual incentive opportunity, long-term incentive opportunity, supplemental benefits including pension, perquisites, and employment agreements (if applicable);

f)	the market competitiveness of executive pay relative to compensation philosophy;

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g)	the design of cash-based and equity-based incentive compensation plans, including, short-term incentive, stock option, stock purchase or other similar plans in which officers are or may be eligible to participate, and the administration and monitoring, as required, of any benefits granted pursuant to any such plan referred to in this subparagraph. This includes evaluating the pay and performance relationship, reviewing the cost implications under various performance scenarios, considering the accounting and tax implications, and ensuring all equity compensation plans and revisions to such plans are approved by shareholders (if applicable);

h)	amendments to the Corporation’s retirement plans as proposed by the Management Pension Committee, the financial implications of which amendments shall be provided to both the Committee and the Pension Trust Fund Committee);

i)	review, and, as appropriate, make recommendations to the Board concerning, executive share ownership guidelines and monitor compliance; and

j)	the organization’s health, morale and employee attitudes.

15.	The Committee shall:

a)	establish the performance objectives for the Chief Executive Officer (“CEO”), including the corporate goals and objectives relevant to CEO compensation, and design the process for evaluating the performance of the CEO;

b)	review and make recommendations to the Corporate Governance and Nominating Committee on the level of compensation (including salary, short-term incentives, and long-term incentives) to be paid to the CEO based on the evaluation of the CEO’s performance in light of the aforementioned corporate goals and objectives; and

c)	have authority to retain, terminate and compensate, on such terms and at such fees or other compensation as the Committee may determine according to its sole discretion, any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation, and any other external advisors that the Committee deems necessary to permit it to carry out its duties.

16.	The Committee shall each year review and approve a “Report on Executive Compensation” to be included in the Corporation’s management proxy circular for its annual meeting of shareholders.

17.	The Committee may perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

December 13, 2006

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CANADIAN PACIFIC RAILWAY LIMITED

PENSION COMMITTEE

TERMS OF REFERENCE

A. Background

The Corporation’s wholly-owned subsidiary, Canadian Pacific Railway Company (“CPRC”), sponsors certain pension plans, and the Corporation or some of its or CPRC’s subsidiaries may themselves sponsor pension plans from time to time (collectively, the “Plans”). As a result, an appropriate governance structure to fulfill relevant legal and fiduciary obligations to Plan members has been established, as follows:

•	The Corporation’s Board of Directors (the “Board”) will retain full power to make all amendments to the Canadian Pacific Railway Company Pension Plan, the Canadian Pacific Railway Executive Supplemental Pension Plan (1998) and the Canadian Pacific Railway Management Supplemental Pension Plan (1998) (the “Designated Plans”). (The Canadian Pacific Railway Executive Supplemental Pension Plan (1998) and the Canadian Pacific Railway Management Supplemental Pension Plan (1998) are referred to collectively as the “Supplemental Plans”.)

•	The Board of Directors of Soo Line Railroad Company (the “SLRC Board”) will retain full power to make all amendments to the Canadian Pacific Railway Pension Plan for U.S. Management Employees.

•	Acting through the Board, the Corporation and CPRC have delegated certain responsibilities to the Pension Committee of the Board (“Pension Committee”). The Pension Committee will generally oversee the Plans and related funds.

•	The SLRC Board has oversight authority for the U.S. pension plans, and the Pension Committee will receive periodic reports with respect thereto.

•	The Pension Committee will delegate certain pension monitoring and legislative compliance matters regarding the Canadian pension plans to a Management Pension Committee of CPRC (the “MPC”) whose membership will include management, human resources, finance and legal staff.

•	Appropriate CPRC and Soo Line Railroad Company staff will be responsible for monitoring the day-to-day administration and custody of the Plans.

•	One or more professional investment managers will invest the assets of the Plans.

•	The Corporation, CPRC and Soo Line Railroad Company will be assisted by such professional advisors as may be required to administer the Plans in accordance with applicable policies.

B.	Role of the Board

•	Actions by the Corporation and CPRC will be through the Board or authorized officers of the Corporation or of CPRC.

•	CPRC will be Administrator for the Canadian registered pension plans for purposes of pension legislation.

•	The Board will be responsible for all non-fiduciary aspects of benefits policy, design of the Designated Plans, and establishment and windup of the Designated Plans. The Board also has the power to approve amendments to the Designated Plans or delegate such power to others.

•	The Board will appoint the membership of the Pension Committee and approve a pension governance structure for the MPC and any sub-committees thereof, and the President and Chief Executive Officer will appoint the membership of the MPC.

•	The Board will be advised on decisions by the Pension Committee on investment policy.

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•	The Board will approve the mandates and terms of reference of the Pension Committee and, upon the recommendation of the Pension Committee, the MPC and delegate certain obligations to such committees, including authority for each to further delegate to appropriate individuals.

•	The Board will monitor the Pension Committee with respect to the Designated Plans and will receive annual reports from the Pension Committee on Canadian and U.S. pension matters.

C.	Establishment of Pension Committee and Procedures

1.	Composition of Pension Committee

The Pension Committee shall consist of not less than three Directors and not more than six Directors.

2.	Appointment of Pension Committee Members

Members of the Pension Committee shall be appointed from time to time and shall hold office at the pleasure of the Board.

3.	Vacancies

Where a vacancy occurs at any time in the membership of the Pension Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Pension Committee is less than three Directors.

4.	Pension Committee Chair

The Board shall appoint a Chair for the Pension Committee.

5.	Absence of Pension Committee Chair

If the Chair of the Pension Committee is not present at any meeting of the Pension Committee, one of the other members of the Pension Committee who is present at the meeting shall be chosen by the Pension Committee to preside at the meeting.

6.	Secretary of Pension Committee

The Pension Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings

The Chair or the President of the Corporation or any other two members of the Pension Committee may call a meeting of the Pension Committee.

8.	Quorum

If there are three or four members of the Pension Committee, two members shall constitute a quorum, and if there are five or six members of the Pension Committee, three members shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Pension Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Pension Committee, individuals who are not members of the Committee may attend any meeting of the Pension Committee.

11.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Pension Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board as may be required from time to time, but not less

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than annually. Notwithstanding the foregoing, minutes of all meetings of the Pension Committee shall be kept by the Corporate Secretary of the Corporation.

12.	Review of Terms of Reference

The Pension Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

D.	Mandate of Pension Committee

13.	The Pension Committee shall:

a)	have general oversight responsibility for the Plans as directed by the Board from time to time;

b)	monitor the activities of the MPC and receive periodic reports on U.S. pension matters;

c)	annually review the mandate and terms of reference of the MPC;

d)	receive the advice of the MPC and Chief Financial Officer on issues of investment policy and funding policy and approve the investment and funding policies for the Designated Plans;

e)	approve the criteria to be used by the MPC to select trustees/custodians, investment managers, actuaries and third party administrators for the Designated Plans and to measure the ongoing performance of such individuals;

f)	appoint the auditors for the Designated Plans, as necessary;

g)	receive the annual audited pension fund financial statements for the Designated Plans and review the auditors’ reports thereon;

h)	as it deems appropriate from time to time, delegate duties and responsibilities to appropriate managers, staff, advisors and committees with respect to Designated Plan management matters;

i)	deliver annual reports to the Board in accordance with Section C. 11;

j)	receive and review semi-annual reports from the MPC on Canadian pension plan matters, including:

—	design of the Canadian pension plans

—	overall financial conditions and contribution matters, including assets, liabilities, surpluses or deficits, on a funding, solvency or windup basis as appropriate; current service costs; cash flow; highlights of related expenses; and the status of letters of credit under the Supplemental Plans

—	investment manager, trustee/custodian, actuary and third party administrator appointments, terminations, and performance and compliance with investment policy

—	conflicts of interest

—	legislative compliance

—	pension trends or changes.

14.	The Pension Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances.

March 2, 2007

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